

# BANK of the OZARKS, Inc.
# 2007 Annual Report



## Table of Contents



This report contains forward-looking statements and reflects management's current views of future economic circumstances, industry conditions, Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to materially differ from anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which may affect operating results may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-Looking Information" contained elsewhere in this report.

*All scenic photographs from Bank of the Ozarks' trade area.*


Net Income (Millions)
Earnings Per Share (Diluted)
$4.5
$0.35
1997
$5.6
$0.37
1998
$6.6
$0.44
1999
$6.0
$0.40
2000
$9.0
$0.59
2001
$14.4
$0.92
2002
$20.2
$1.24
2003
$25.9
$1.56
2004
$31.5
$1.88
2005
$31.7
$1.89
2006
$31.7
$1.89
2007

*Over the past ten years as a public company, we have achieved compounded annual growth rates of 21.5% in net income and 18.4% in diluted earnings per share.*

## *A Message to Our Shareholders*

We are pleased to report record net income of $31,746,000 for 2007. This was our seventh consecutive year of record net income. While our 2007 net income increased only slightly compared to 2006, we were very encouraged by the favorable trends achieved in several important revenue categories including net interest income, service charges on deposit accounts and trust income and our effective control of growth in non-interest expense.



*Mark Ross, George Gleason*

Our four key goals for 2007 were (i) accelerating our rate of revenue growth as compared to 2006, (ii) decelerating our rate of increase in non-interest expense as compared to 2006, (iii) maintaining or improving net interest margin from the level achieved in the fourth quarter of 2006 and (iv) maintaining good asset quality. We also wanted to get back on a record earnings pace after pursuing our significant deposit, branching and corporate growth initiatives in 2006.

We are pleased to report significant progress in achieving each of these key goals in 2007. This progress was realized in spite of challenging, and sometimes volatile, conditions in housing, mortgage and financial markets and a slowing U.S. economy.

## *Accelerating Our Rate of Revenue Growth*

Our first key goal for 2007 was to accelerate our rate of revenue growth compared to 2006. Total revenue, consisting of net interest income and non-interest income combined, increased 7.1% in 2007, only slightly more than our 7.0% year-over-year revenue growth in 2006. However, we were very pleased with the quality and composition of our 2007 revenue growth.

For example, net interest income, or "spread" income as it is often called, was by far our largest revenue component in 2007, accounting for 77.2% of our total revenue. In each quarter of 2007, we achieved record net interest income, giving us our seventh consecutive year of record net interest income. The 9.8% growth in net interest income in 2007 was a significant improvement from the 3.1% growth in 2006.

Our second largest revenue component, and traditionally our largest source of non-interest income, was service charges on deposit accounts which increased 19.3% in 2007 after increasing 3.5% in 2006. We have now achieved 12 consecutive years of record income from service charges on deposit accounts.



Net Interest Income (Millions)
One of our key goals for 2008 is to further improve net interest income by growing earning assets, primarily loans and leases, and maintaining or improving our net interest margin.
$14.5
$18.4
$22.9
$22.0
$28.1
$39.8
$48.8
$60.6
$68.6
$70.7
$77.6
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007


Trust income, another important source of non-interest income, increased 14.2% in 2007 after increasing 16.4% in 2006. This was our third consecutive year of record trust income.

Our growth in the important revenue categories of net interest income, deposit account service charges and trust income was partially offset by a decrease in mortgage lending income, which declined 8.6% in 2007 compared to 2006, and by a significantly lower level of net gains from sales of investment securities and other assets. Since these later two sources of revenue, both of which declined in 2007, are more cyclical and less predictable than revenue sources such as net interest income, service charges on deposit accounts and trust income, each of which increased in 2007, we feel very positive about the quality of our revenue growth.



Service Charge Income (Millions)
Income from service charges on deposit accounts has grown at a compounded annual rate of 29.0% over the past ten years.
$1.0
$1.4
$2.5
$3.4
$3.8
$6.9
$7.8
$9.5
$9.9
$10.2
$12.2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007




Trust Income (Millions)
Over the past ten years, trust income has grown at a compounded annual rate of 23.3%.
$0.3
$0.3
$0.5
$0.6
$0.6
$0.7
$1.6
$1.5
$1.7
$1.9
$2.2
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007




Mortgage Lending Income (Millions)
In the past ten years, mortgage lending income has grown at a compounded annual rate of 16.8%.
$0.6
$2.1
$1.3
$0.8
$1.9
$2.9
$5.5
$3.3
$3.0
$2.9
$2.7
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

## *Decelerating Our Rate of Increase in Non-Interest Expense*

Our second key goal for 2007 was to decelerate our rate of increase in non-interest expense, which was significantly impacted in 2006 by our deposit, branching and corporate growth initiatives. In 2007, we probably exceeded almost everyone's expectations in this regard as our non-interest expense increased only 4.0% compared to a 15.7% increase in 2006.

We have placed great emphasis on carefully controlling non-interest expense and achieving a favorable efficiency ratio, and we were very pleased to see our efficiency ratio improve to 46.3% in 2007 from 47.1% in 2006.

**Efficiency Ratios**

*One of our key goals for 2008 is to achieve further positive operating leverage by increasing our total revenue at a faster rate than non-interest expense.*



52.6%
58.9%
58.2%
59.1%
52.5%
47.9%
47.5%
46.2%
43.4%
47.1%
46.3%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


## *Improving Our Net Interest Margin*

Our third key goal for 2007 was to maintain or improve our net interest margin from the 3.22% level achieved in the fourth quarter of 2006. For the full year of 2007, our net interest margin was 3.44%, and it showed a generally improving trend during the year. The 3.47% net interest margin achieved in the fourth quarter of 2007 was our best in the last six quarters.

**Charge-Off Ratios**

*Our net charge-off ratio has consistently compared favorably with the ratio for all FDIC insured institutions as a group.*



FDIC Insured Financial Institutions
Bank of the Ozarks, Inc.
0.57%
0.17%
0.59%
0.33%
0.53%
0.26%
0.59%
0.36%
0.83%
0.24%
0.97%
0.22%
0.78%
0.20%
0.56%
0.10%
0.49%
0.11%
0.39%
0.12%
0.50%
0.24%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007*
Source: Data from the FDIC Quarterly Banking Profile for 3Q07.
*FDIC data for 2007 is annualized September 30, 2007 data.


## *Maintaining Good Asset Quality*

Our fourth key goal for 2007 was to maintain good asset quality. Since the inception of our growth and *de novo* branching strategy in 1994, a strong commitment to asset quality has been one of our keys to success. This focus and the results of our efforts were evident throughout 2007 in our ratios of nonperforming loans and leases, nonperforming assets, past due loans and leases and net charge-offs. While such ratios at year-end 2007

**Nonperforming Loans & Leases/Total Loans & Leases**



0.25%
0.70%
0.42%
0.37%
0.29%
0.31%
0.47%
0.57%
0.25%
0.34%
0.35%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


**Nonperforming Assets/ Total Assets**



0.24%
0.50%
0.53%
0.42%
0.28%
0.24%
0.36%
0.39%
0.18%
0.24%
0.36%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


**Loans & Leases Past Due 30 Days Or More/Total Loans & Leases**



1.25%
2.07%
1.23%
0.88%
0.72%
0.75%
0.77%
0.76%
0.39%
0.60%
1.14%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007


*Maintaining good asset quality has been an important contributor to our historically favorable net income.*

were higher than at year-end 2006, they were still favorable. Although we were not immune to the effects of the slowing U.S. economy and deteriorating housing and mortgage market conditions, our Arkansas, Texas and North Carolina markets appear to have held up relatively well compared to many others.

### *Loan and Lease Growth*

The growth in our 2007 net interest income was principally due to growth in loans and leases. Our ability to generate a good volume of quality loans and leases has been one of the hallmarks of our Company. During 2007, our loans and leases grew 11.6%, which was below our expectations and historical growth rates. Slower economic conditions and our continued efforts to maintain appropriate pricing and credit discipline restrained our loan and lease growth in 2007. While maintaining discipline in pricing and credit standards cost us some business in recent years, we are now seeing many new business opportunities as a number of the more aggressive competitors in regard to credit terms and loan pricing appear to have retreated from the market. Accordingly, we are cautiously optimistic that our lending and leasing teams will produce good loan and lease growth in 2008.

### *Deposit Growth*

After achieving record deposit growth in 2006 as a result of our aggressive 2006 deposit initiative, we pursued a less aggressive approach to deposit marketing and pricing in 2007. This contributed to the improvement in our net interest margin.

The most recently available FDIC market share data reflects continued good growth in our deposit market share even with our less aggressive strategy in 2007. Our combined deposit market share in the 16 Arkansas counties in which we have operated for at least four years increased from 9.51% at June 30, 2006 to 10.44% at June 30, 2007. Our overall Arkansas deposit market share increased from 4.13% at June 30, 2006 to 4.34% at June 30, 2007. These gains were consistent with our longer-term goals and expectations for growth in these markets.



Loans & Leases (Millions)
Over the past ten years, our loans and leases have grown at a compounded annual rate of 21.1%.
$275
$388
$467
$511
$616
$718
$909
$1,135
$1,371
$1,677
$1,871
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007




Deposits (Millions)
Over the past ten years, our deposits have grown at a compounded annual rate of 21.4%.
$296
$529
$596
$678
$678
$790
$1,062
$1,380
$1,592
$2,045
$2,057
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

## *Growth and* De Novo *Branching*

In 1994 we launched our growth and *de novo* branching strategy by opening the first of our *de novo* branches. We have opened new offices in each of the last 13 years, and we have grown from just five original offices to 70 banking offices and two loan production offices at year-end 2007.

In the past five years alone, we have added a total of 38 new banking offices, or 54% of our total banking offices. These additions included a number of offices in four new markets in which we expanded in 2006 and 2007. These new markets are Benton and Washington counties in northwest Arkansas; Hot Springs in Garland County, Arkansas; the Texarkana market (both Bowie County, Texas and Miller County, Arkansas); and Frisco in Collin County, Texas which is part of the metro-Dallas area. This large number of new offices and new markets gives us substantial capacity for future growth. Because of this capacity, we expect to add only three new banking offices in 2008. This slower rate of expansion should help us minimize increases in non-interest expense, while allowing us to capitalize on business opportunities with our current staff at existing offices.

Our Arkansas branch network is almost complete with our current 65 Arkansas offices. We presently plan to open no more than seven additional offices in Arkansas, with such offices to be opened from 2008 through 2011. At the same time we expect to shift the majority of our expansion efforts to new office openings in Texas. We already have five Texas banking offices, and we are achieving substantial growth there. During 2007, loans and leases originated by our Texas offices increased from 7.5% of our total loans and leases to 16.9%, and deposits at our Texas offices increased from 5.0% of our total deposits to 6.5%. Considering the favorable economic conditions and demographics in Texas, we believe our prospects for continued growth there are very positive.


Banking Offices
With 38 of our 70 banking offices added in the last five years, we have substantial capacity for growth.
Ozark Westside
Altus
Western Grove
Ozark Main
Jasper
Clarksville Main St.
Van Buren
Clarksville Rogers Avenue
Marshall
Harrison North
Bellefonte
Alma
Paris
Mulberry
Little Rock Cantrell
Fort Smith Rogers Avenue
Little Rock Chenal
Little Rock Rodney Parham
Little Rock Chester
North Little Rock North Hills
Clinton
Harrison Downtown
North Little Rock Indian Hills
Yellville
Lonoke
Little Rock Otter Creek
Fort Smith Zero St.
Little Rock Hwy 10
Hot Springs Village
Conway North
Conway Downtown
Maumelle
Mountain Home Main
Benton Military Road
Fort Smith Phoenix
Russellville Main
Little Rock Taylor Loop
Cabot Main
Bryant Hwy.5
Conway Prince & Salem
Sherwood
Little Rock Rodney Parham Markham
Texarkana Summerhill
Dallas Texas
North Little Rock East McCain
Van Buren Pointer Trail
Russellville East
Conway East
Frisco Preston
Cabot South
Bentonville Hwy 102
Russellville West
Benton North
Fayetteville Crossover
Mountain Home East
North Little Rock Levy
Rogers Pleasant Grove
Frisco Lebanon & Tollway
Bella Vista Sugar Creek
Bella Vista Highlands
Springdale Sunset Avenue
Hot Springs Albert Pike
Texarkana Arkansas Blvd
Texarkana Richmond Road
Bentonville Walton & Dodson
Hot Springs Central Avenue
Rogers I-540 & Olive
Rogers New Hope Road
Fayetteville Wedington
Hot Springs Malvern
Original
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Chart reflects only full-service banking offices and does not include loan production offices opened in Charlotte, North Carolina in 2001 and Little Rock, Arkansas in 2004.

*Summary*

In 2007 our goal was to improve profitability by increasing revenue, maintaining or improving net interest margin, carefully controlling non-interest expense and maintaining good asset quality. While our 2007 growth in net income was not up to our expectations, we achieved very favorable revenue growth in net interest income, service charges on deposit accounts and trust income, and we did an excellent job in minimizing the increase in our non-interest expense.

While we expect slower economic conditions and some challenges in the year ahead, our goal for 2008 is to build on the positive accomplishments of 2007 and achieve meaningful earnings growth.

As substantial shareholders ourselves, creating shareholder value is an important goal to us. With the substantial branch network we have in place, our excellent staff and the favorable markets in which we operate, we believe we are well positioned for the future. We continue to be optimistic about our prospects for earnings growth and creation of shareholder value.



George Gleason
*Chairman and Chief Executive Officer*



Mark Ross
*Vice Chairman, President and Chief Operating Officer*



## *Our Senior Management Team*



**George Gleason** *Chairman of the Board and Chief Executive Officer*
George Gleason has led the Company and its predecessors for 29 years. The Company owns a state-chartered subsidiary bank that conducts banking operations through 65 offices in 34 communities throughout northern, western and central Arkansas, five Texas banking offices, and loan production offices in Little Rock, Arkansas and Charlotte, North Carolina.



**Mark Ross** *Vice Chairman, President and Chief Operating Officer*
Mark Ross joined the Company in 1980. Mr. Ross is responsible for oversight of a number of operational and administrative functions of the Company including internal audit, compliance, loan review, facilities, technology, human resources, training, marketing, treasury management, branch administration, deposit services and trust services.



**Paul Moore** *Chief Financial Officer and Chief Accounting Officer*
Paul Moore joined the Company as Chief Financial Officer in 1995 and oversees all accounting, tax, financial reporting and regulatory reporting functions for the Company. He has been a Certified Public Accountant for 29 years.



**Greg McKinney** *Executive Vice President and Controller*
Greg McKinney oversees and manages a wide range of audit, accounting and financial reporting functions for the Company. Mr. McKinney has 16 years of accounting and financial reporting experience and joined Bank of the Ozarks in 2003. Mr. McKinney is also a Certified Public Account.



**Dan Rolett** *Executive Vice President*
Dan Rolett oversees a broad range of duties including the Company's investment portfolio, public funds deposits, deposit pricing, funds management, Community Reinvestment Act initiatives, and business development activities. Mr. Rolett has 26 years of banking experience and joined the Company in 1996.



**Ron Kuykendall** *Chief Information Officer*
Ron Kuykendall joined the Company in 1989 and is responsible for the oversight of information systems, branch support, e-banking and item processing. Mr. Kuykendall has 24 years of experience in banking.

*Note: George Gleason, Mark Ross, Paul Moore, Greg McKinney, Dan Rolett and Ron Kuykendall serve in the same officer capacity for both the Company and its bank subsidiary. All other officers shown in this article serve as officers only of the bank subsidiary in the capacities indicated.*



**Fred Campbell** *President, Eastern Division*
Fred Campbell joined the Company in 2002 and has a total of 36 years of banking experience. In 2003 he was named President of the Eastern Division which consists of two offices in Cabot and one office in Lonoke.



**Ronnie Capelle** *President, Crawford County*
Ronnie Capelle joined Bank of the Ozarks in 1997 and has 26 years of banking experience. Mr. Capelle oversees the Company's operations in the Crawford County market, which includes four offices in Van Buren (2), Alma and Mulberry.



**Keith Cox** *President, Little Rock*
Keith Cox joined Bank of the Ozarks in 2007 and has 26 years of banking experience. Mr. Cox oversees the Company's operations in the Little Rock area.



**Danny Criner** *President, Northern Division*
Danny Criner has 32 years of banking experience, all with the Company or its predecessors. Since 1991, Mr. Criner has served as President of the Northern Division, which consists of ten offices in Harrison (2), Bellefonte, Western Grove, Jasper, Marshall, Clinton, Yellville and Mountain Home (2).



**John Davis** *President, Hot Springs Division*
John Davis has 26 years of banking experience and joined the Company in 2005 as President of the Hot Springs Division which consists of three offices in Hot Springs and one in Hot Springs Village.



**Larry Dicks** *President, Pope County*
Larry Dicks was named President of Pope County in 2007. Mr. Dicks has 30 years of banking experience and oversees business operations at the Company's three offices in Russellville. Mr. Dicks has been with Bank of the Ozarks for 22 years.



**C.E. Dougan** *President, Western Division*
C.E. Dougan has 38 years of banking experience and joined the Company as a director in 1997. In 2000 he resigned his directorship and joined the management team as President of the Western Division. The Western Division consists of 16 offices in Fort Smith (3), Russellville (3), Van Buren (2), Alma, Mulberry, Ozark (2), Altus, Clarksville (2) and Paris.



**Susan Grobmyer** *President, Fort Smith*
Susan Grobmyer joined Bank of the Ozarks in 1997 and has 31 years of banking experience. Mrs. Grobmyer oversees the Company's operations in the Fort Smith market.



**Scott Hastings** *President, Leasing Division*
Scott Hastings joined the Company in 2003 to establish a Leasing Division. Mr. Hastings has 25 years experience in leasing, including serving as president of a leasing division with $800 million in assets for a large diversified national financial services firm.



**Gene Holman** *President, Mortgage Division*
Gene Holman has 34 years of mortgage banking and real estate experience in Arkansas including six years of managing Texas and Tennessee mortgage banking operations. He joined the Company in 2004 as President of the Mortgage Division.



**Rex Kyle** *President, Trust Division*
Rex Kyle has 29 years experience in banking as a trust professional. Mr. Kyle joined the Company in 2004 as President of the Trust Division, which offers a wide array of asset management and trust services for individuals, businesses and government entities.



**Dennis James** *President, Metro Dallas Division*
Dennis James has 35 years of experience in finance and management and joined the Company in 2005. As President of the Metro Dallas Division, Mr. James leads our retail banking expansion in the metro-Dallas area where we have two full service offices and plan to open four or more new offices over the next four years.



**Darrel Russell** *President, Central Division & Co-Chairman of Loan Committee*
Darrel Russell has 27 years of banking experience and has been with the Company since 1983. In 2001 he was named President of the Central Division which consists of 17 offices in Little Rock (8), North Little Rock (4), Sherwood, Maumelle, Benton (2) and Bryant. Mr. Russell is also responsible for oversight of the Company's loan production office in Charlotte, North Carolina.



**Sarah Shaw** *President, Conway Division*
Sarah Shaw has 23 years of banking experience and joined the Company in 2002. In 2006 she was named President of the Conway Division which consists of four offices in Conway.



**Dan Thomas** *President, Real Estate Specialties Group*
Dan Thomas has over 20 years experience in structuring, financing and managing commercial real estate transactions. He joined Bank of the Ozarks in 2003 and opened a Dallas loan production office in order to establish a commercial lending presence in Texas. The Company converted the Dallas loan production office to a banking office in 2004.



**Shannon White** *President, Northwest Division*
Shannon White has 17 years of banking experience and joined the Company in 2005. He leads our Northwest Arkansas Division which consists of ten offices in Fayetteville (2), Springdale, Rogers (3), Bentonville (2) and Bella Vista (2).



**Joe Willis** *President, Searcy and Van Buren Counties*
Joe Willis joined Bank of the Ozarks in 1989 and has 18 years of banking experience. Mr. Willis oversees the Company's operations in three offices in Searcy and Van Buren counties.



**Rick Wisdom** *President, Southwest Division*
Rick Wisdom has 26 years of banking experience and joined the Company in 2004 as President of the Southwest Division, which consists of two offices in Texarkana, Texas and one office in Texarkana, Arkansas.



# Financial Information

## Selected Consolidated Financial Data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (Dollars in thousands, except per share amounts) | | | | |
| **Income statement data:** | | | | | |
| Interest income | $ 176,970 | $ 155,198 | $ 112,881 | $ 85,231 | $ 68,383 |
| Interest expense | 99,352 | 84,478 | 44,305 | 24,608 | 20,115 |
| Net interest income | 77,618 | 70,720 | 68,576 | 60,623 | 48,768 |
| Provision for loan and lease losses | 6,150 | 2,450 | 2,300 | 3,330 | 3,365 |
| Non-interest income | 22,975 | 23,231 | 19,252 | 18,225 | 17,391 |
| Non-interest expense | 48,252 | 46,390 | 40,080 | 37,605 | 31,992 |
| Net income | 31,746 | 31,693 | 31,489 | 25,883 | 20,201 |
| **Share and per share data:** | | | | | |
| Earnings - diluted | $ 1.89 | $ 1.89 | $ 1.88 | $ 1.56 | $ 1.24 |
| Book value | 11.35 | 10.43 | 8.97 | 7.36 | 6.07 |
| Dividends | 0.43 | 0.40 | 0.37 | 0.30 | 0.23 |
| Weighted-average diluted shares outstanding (thousands) | 16,834 | 16,803 | 16,766 | 16,635 | 16,287 |
| End of period shares outstanding (thousands) | 16,818 | 16,747 | 16,665 | 16,494 | 16,233 |
| **Balance sheet data at period end:** | | | | | |
| Total assets | $2,710,875 | $2,529,400 | $2,134,882 | $1,726,840 | $1,386,529 |
| Total loans and leases | 1,871,135 | 1,677,389 | 1,370,723 | 1,134,591 | 909,147 |
| Allowance for loan and lease losses | 19,557 | 17,699 | 17,007 | 16,133 | 13,820 |
| Total investment securities | 578,348 | 620,132 | 574,120 | 434,512 | 364,320 |
| Total deposits | 2,057,061 | 2,045,092 | 1,591,643 | 1,379,930 | 1,062,064 |
| Repurchase agreements with customers | 46,086 | 41,001 | 35,671 | 33,223 | 29,898 |
| Other borrowings | 336,533 | 194,661 | 304,865 | 144,065 | 145,541 |
| Subordinated debentures | 64,950 | 64,950 | 44,331 | 44,331 | 46,651 |
| Total stockholders' equity | 190,829 | 174,633 | 149,403 | 121,406 | 98,486 |
| Loan and lease to deposit ratio | 90.96% | 82.02% | 86.12% | 82.22% | 85.60% |
| **Average balance sheet data:** | | | | | |
| Total average assets | $2,601,299 | $2,365,316 | $1,912,961 | $1,547,184 | $1,197,346 |
| Total average stockholders' equity | 184,819 | 158,194 | 137,185 | 108,419 | 85,471 |
| Average equity to average assets | 7.10% | 6.69% | 7.17% | 7.01% | 7.14% |
| **Performance ratios:** | | | | | |
| Return on average assets | 1.22% | 1.34% | 1.65% | 1.67% | 1.69% |
| Return on average stockholders' equity | 17.18 | 20.03 | 22.95 | 23.87 | 23.63 |
| Net interest margin - FTE | 3.44 | 3.49 | 4.18 | 4.43 | 4.52 |
| Efficiency | 46.33 | 47.07 | 43.43 | 46.23 | 47.51 |
| Dividend payout | 22.75 | 21.16 | 19.68 | 19.23 | 18.55 |
| **Asset quality ratios:** | | | | | |
| Net charge-offs to average loans and leases | 0.24% | 0.12% | 0.11% | 0.10% | 0.20% |
| Nonperforming loans and leases to total loans and leases | 0.35 | 0.34 | 0.25 | 0.57 | 0.47 |
| Nonperforming assets to total assets | 0.36 | 0.24 | 0.18 | 0.39 | 0.36 |
| **Allowance for loan and lease losses as a percentage of:** | | | | | |
| Total loans and leases | 1.05% | 1.06% | 1.24% | 1.42% | 1.52% |
| Nonperforming loans and leases | 295% | 310% | 502% | 248% | 326% |
| **Capital ratios at period end:** | | | | | |
| Leverage | 9.80% | 9.39% | 9.11% | 9.41% | 9.33% |
| Tier 1 risk-based capital | 11.79 | 11.71 | 11.94 | 12.34 | 12.41 |
| Total risk-based capital | 12.67 | 12.76 | 13.02 | 13.74 | 14.89 |

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### General

Net income for Bank of the Ozarks, Inc. (the "Company") was $31.75 million for the year ended December 31, 2007, a 0.2% increase from net income of $31.69 million in 2006. Net income in 2005 was $31.49 million. Diluted earnings per share were $1.89 for both 2007 and 2006. Diluted earnings per share in 2005 were $1.88.

The table below shows total assets, loans and leases, deposits, stockholders' equity, net income, diluted earnings per share and book value per share at December 31, 2007, 2006 and 2005 and the percentage changes year over year.

| | December 31, | | | % Change | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2007 from 2006 | 2006 from 2005 |
| | (Dollars in thousands, except per share amounts) | | | | |
| Total assets | $2,710,875 | $2,529,400 | $2,134,882 | 7.2% | 18.5% |
| Loans and leases | 1,871,135 | 1,677,389 | 1,370,723 | 11.6 | 22.4 |
| Deposits | 2,057,061 | 2,045,092 | 1,591,643 | 0.6 | 28.5 |
| Stockholders' equity | 190,829 | 174,633 | 149,403 | 9.3 | 16.9 |
| Net income | 31,746 | 31,693 | 31,489 | 0.2 | 0.6 |
| Diluted earnings per share | 1.89 | 1.89 | 1.88 | - | 0.5 |
| Book value per share | 11.35 | 10.43 | 8.97 | 8.8 | 16.3 |

Two measures used to assess performance by banking institutions are return on average assets ("ROA") and return on average equity ("ROE"). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2007, the Company's ROA was 1.22% compared with 1.34% and 1.65%, respectively, for the years ended December 31, 2006 and 2005. ROE measures net income in relation to average stockholders' equity. It is calculated by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. For the year ended December 31, 2007, the Company's ROE was 17.18% compared with 20.03% and 22.95%, respectively, for the years ended December 31, 2006 and 2005.

## Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the "Bank"). The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, other borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance ("BOLI") income, other charges and fees, and gains and losses on sales of assets.

The Company's non-interest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense and other operating expenses. The Company's results of operations are significantly affected by its provision for loan and lease losses and its provision for income taxes. The following discussion provides a summary of the Company's operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in the report.

### Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent ("FTE") basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $3.6 million in 2007, $4.6 million in 2006 and $4.5 million in 2005.

*2007 compared to 2006*

Net interest income (FTE) for 2007 increased 7.8% to $81.2 million compared to $75.3 million for 2006. Net interest margin (FTE) was 3.44% in 2007 compared to 3.49% in 2006, a decrease of 5 basis points ("bps"). The growth in net interest income (FTE) was primarily a result of the 9.6% growth in earning assets from 2006 to 2007. The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2007 contributed to the decline in net interest margin (FTE) for the full year of 2007 compared to 2006. However, the Company's net interest margin (FTE) improved over the course of 2007, increasing from a recent quarterly low of 3.22% in the fourth quarter of 2006, to 3.35%, 3.46%, 3.45% and 3.47%, respectively, in each succeeding quarter of 2007.

Yields on earning assets increased 23 bps in 2007 compared to 2006. This increase was due primarily to an increase in loan and lease yields of 22 bps and an increase in loans and leases as a percentage of earning assets from 70.4% in 2006 to 74.9% in 2007. The increased loan and lease yields were due in part to the repricing of a portion of the Company's fixed rate loans and leases at higher interest rates during 2007. From June 2004 through June 2006, the Federal Open Market Committee ("FOMC") increased its federal funds target rate a total of 425 basis points, and during 2007 the Company benefited as fixed rate loans and leases originated prior to June 2006 either renewed at current rates or paid off and were replaced with new loans and leases at current rates. This increased repricing of fixed rate loans and leases was partially offset by declines in yields on variable rate loans due to the FOMC lowering its federal funds target rate starting in September 2007.

The Company's aggregate yield on its investment securities portfolio decreased 13 bps in 2007 compared to 2006. This was the result of a 13 basis point decrease in yield on taxable investment securities, an 18 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities that generally have a lower FTE yield than do the Company's tax-exempt investment securities. Additionally, the Company's average balance of investment securities declined by $45 million for 2007 compared to 2006, resulting in a smaller percentage of its average earning assets being comprised of investment securities in 2007 compared to 2006.

A 32 bps increase in the rate on interest bearing liabilities more than offset the 23 bps increase in earning asset yields in 2007 compared to 2006 resulting in the overall 5 bps decline in net interest margin (FTE). The increase in the rates on interest bearing liabilities was primarily attributable to a 46 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was attributable to both the increase in the Company's time deposits, which generally pay higher rates than its other interest bearing deposits, to 72.7% of average interest bearing deposits in 2007 compared to 68.7% in 2006 and the increase in rates paid on time deposits as such deposits were renewed at higher rates as a result of FOMC federal funds rate increases through June of 2006.

The increase in the rates on interest bearing deposits was partially offset by a decline in rates on the Company's other borrowings, comprised primarily of Federal Home Loan Bank of Dallas ("FHLB") advances and federal funds purchased, which decreased 41 bps in 2007 compared to 2006. This decline in rates on other borrowings was primarily due to the decline in the federal funds target rate, to which a portion of the Company's other borrowings are tied, starting in September 2007, the increased utilization of lower cost FHLB advances in 2007 compared to 2006, and the increase in capitalized interest on construction projects in 2007 compared to 2006.

*2006 compared to 2005*

Net interest income (FTE) for 2006 increased 3.1% to $75.3 million compared to $73.0 million for 2005. Net interest margin (FTE) was 3.49% in 2006 compared to 4.18% in 2005, a decrease of 69 bps. The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2006 were significant contributors to the decline in the Company's net interest margin (FTE) in 2006 compared to 2005. The Company's net interest margin (FTE) declined throughout 2006, reaching a recent quarterly low of 3.22% in the fourth quarter of 2006.

Yields on earning assets increased 69 bps in 2006 compared to 2005. This increase was due primarily to an increase in loan and lease yields of 96 bps. The increased loan and lease yields were attributable to overall increases in general interest rate levels during 2006 as a result of the FOMC raising its federal funds target rate a total of 425 basis points from June 2004 through June 2006. The Company's variable rate loans and leases benefited the Company in 2006 as the yields on such loans and leases adjusted more quickly than the yields on fixed rate loans and leases to increases in the prime rate and other interest rates which followed the FOMC's increases in the federal funds target rate.

The Company's aggregate yield on its investment securities portfolio increased 11 bps in 2006 compared to 2005. This was the result of a 28 basis point increase in yield on taxable investment securities, an 11 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities that generally have a lower FTE yield than do the Company's tax-exempt investment securities. The increases in the yields on the Company's taxable and tax-exempt investment securities were primarily a result of new purchases during 2006 with weighted-average yields above the weighted-average yields of the taxable and tax-exempt investment securities portfolios at the beginning of the year.

The 69 bps increase in earning asset yields in 2006 compared to 2005 was more than offset by a 141 bps increase in the rates on interest bearing liabilities, resulting in the overall net interest margin (FTE) compression. The increase in the rates on interest bearing liabilities was primarily attributable to a 151 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits, the largest component of the Company's interest bearing liabilities, was attributable to overall increases in general interest rate levels and more aggressive deposit pricing by the Company in 2006. Additionally, the Company's time deposits, which generally pay higher rates than its other interest bearing deposits, increased to 68.7% of the Company's average interest bearing deposits in 2006 compared to 64.3% in 2005.

The rates on the Company's other borrowings increased 102 bps in 2006 compared to 2005. The rates on the Company's subordinated debentures adjust quarterly at various margins above the 90-day London Interbank Offered Rate ("LIBOR") and increased 171 bps in 2006 compared to 2005.

## Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (Dollars in thousands) | |
| Interest income | $176,970 | $155,198 | $112,881 |
| FTE adjustment | 3,559 | 4,596 | 4,465 |
| Interest income - FTE | 180,529 | 159,794 | 117,346 |
| Interest expense | 99,352 | 84,478 | 44,305 |
| Net interest income - FTE | $ 81,177 | $ 75,316 | $ 73,041 |
| Yield on interest earning assets - FTE | 7.64% | 7.41% | 6.72% |
| Rate on interest bearing liabilities | 4.45 | 4.13 | 2.72 |
| Net interest margin - FTE | 3.44 | 3.49 | 4.18 |

The following table sets forth certain information relating to the Company's net interest income (FTE) for the years ended December 31, 2007, 2006 and 2005. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale ("AFS"). The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

## Average Consolidated Balance Sheets and Net Interest Analysis

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | | 2005 | | |
| | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate | Average Balance | Income/ Expense | Yield/ Rate |
| | (Dollars in thousands) | | | | | | | | |
| **ASSETS** | | | | | | | | | |
| Earning assets: | | | | | | | | | |
| Interest earning deposits and federal funds sold | $ 311 | $ 19 | 6.08% | $ 287 | $ 10 | 3.44% | $ 332 | $ 11 | 3.44% |
| Investment securities: | | | | | | | | | |
| Taxable | 452,831 | 24,775 | 5.47 | 452,943 | 25,346 | 5.60 | 319,234 | 16,998 | 5.32 |
| Tax-exempt - FTE | 139,724 | 10,011 | 7.16 | 184,779 | 12,894 | 6.98 | 181,386 | 12,468 | 6.87 |
| Loans and leases - FTE | 1,770,283 | 145,724 | 8.23 | 1,517,818 | 121,544 | 8.01 | 1,245,779 | 87,869 | 7.05 |
| Total earning assets - FTE | 2,363,149 | 180,529 | 7.64 | 2,155,827 | 159,794 | 7.41 | 1,746,731 | 117,346 | 6.72 |
| Non-interest earning assets | 238,150 | | | 209,489 | | | 166,230 | | |
| Total assets | $2,601,299 | | | $2,365,316 | | | $1,912,961 | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | | | |
| Interest bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Savings and interest bearing transaction | $ 521,875 | $ 13,715 | 2.63% | $ 523,324 | $ 13,694 | 2.62% | $ 466,609 | $ 7,041 | 1.51% |
| Time deposits of $100,000 or more | 899,666 | 45,858 | 5.10 | 752,765 | 35,120 | 4.67 | 542,378 | 16,265 | 3.00 |
| Other time deposits | 487,382 | 23,567 | 4.84 | 398,178 | 16,531 | 4.15 | 299,104 | 8,008 | 2.68 |
| Total interest bearing deposits | 1,908,923 | 83,140 | 4.36 | 1,674,267 | 65,345 | 3.90 | 1,308,091 | 31,314 | 2.39 |
| Repurchase agreements with customers | 44,071 | 1,603 | 3.64 | 39,213 | 1,312 | 3.35 | 26,620 | 450 | 1.69 |
| Other borrowings | 215,872 | 9,543 | 4.42(1) | 282,925 | 13,953 | 4.93(1) | 251,589 | 9,848 | 3.91(1) |
| Subordinated debentures | 64,950 | 5,066 | 7.80 | 49,641 | 3,868 | 7.79 | 44,331 | 2,693 | 6.08 |
| Total interest bearing liabilities | 2,233,816 | 99,352 | 4.45 | 2,046,046 | 84,478 | 4.13 | 1,630,631 | 44,305 | 2.72 |
| Non-interest bearing liabilities: | | | | | | | | | |
| Non-interest bearing deposits | 168,786 | | | 152,281 | | | 138,072 | | |
| Other non-interest bearing liabilities | 13,878 | | | 8,795 | | | 7,073 | | |
| Total liabilities | 2,416,480 | | | 2,207,122 | | | 1,775,776 | | |
| Stockholders' equity | 184,819 | | | 158,194 | | | 137,185 | | |
| Total liabilities and stockholders' equity | $2,601,299 | | | $2,365,316 | | | $1,912,961 | | |
| Net interest income - FTE | | $ 81,177 | | | $ 75,316 | | | $ 73,041 | |
| Net interest margin - FTE | | | 3.44% | | | 3.49% | | | 4.18% |

(1) The interest expense and rates for other borrowings are impacted by interest capitalized on construction projects in the amount of $1.3 million, $1.0 million and $0.4 million, respectively, for the years ended December 31, 2007, 2006 and 2005. In the absence of this capitalization, these rates would have been 5.03%, 5.28% and 4.09%, respectively, for the years ended December 31, 2007, 2006 and 2005.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company's interest income (FTE), interest expense and net interest income (FTE) for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior yield/rate); (2) changes in yield/rate (changes in yield/rate multiplied by prior volume); and (3) changes in both yield/rate and volume (changes in yield/rate multiplied by changes in volume). The changes attributable to the combined impact of volume and yield/rate have all been allocated to the changes due to volume.

## Analysis of Changes in Net Interest Income

| | 2007 over 2006 | | | 2006 over 2005 | | |
|---|---|---|---|---|---|---|
| | Volume | Yield/ Rate | Net Change | Volume | Yield/ Rate | Net Change |
| | | | (Dollars in thousands) | | | |
| Increase (decrease) in: | | | | | | |
| Interest income - FTE: | | | | | | |
| Interest earning deposits and federal funds sold | $ 1 | $ 8 | $ 9 | $ (2) | $ 1 | $ (1) |
| Investment securities: | | | | | | |
| Taxable | (6) | (565) | (571) | 7,482 | 866 | 8,348 |
| Tax-exempt - FTE | (3,228) | 345 | (2,883) | 237 | 189 | 426 |
| Loans and leases - FTE | 20,782 | 3,398 | 24,180 | 21,784 | 11,891 | 33,675 |
| Total interest income - FTE | 17,549 | 3,186 | 20,735 | 29,501 | 12,947 | 42,448 |
| Interest expense: | | | | | | |
| Savings and interest bearing transaction | (37) | 58 | 21 | 1,484 | 5,169 | 6,653 |
| Time deposits of $100,000 or more | 7,488 | 3,250 | 10,738 | 9,816 | 9,039 | 18,855 |
| Other time deposits | 4,313 | 2,723 | 7,036 | 4,113 | 4,410 | 8,523 |
| Repurchase agreements with customers | 177 | 114 | 291 | 421 | 441 | 862 |
| Other borrowings | (2,965) | (1,445) | (4,410) | 1,545 | 2,560 | 4,105 |
| Subordinated debentures | 1,194 | 4 | 1,198 | 414 | 761 | 1,175 |
| Total interest expense | 10,170 | 4,704 | 14,874 | 17,793 | 22,380 | 40,173 |
| Increase (decrease) in net interest income - FTE | $ 7,379 | $(1,518) | $ 5,861 | $11,708 | $(9,433) | $ 2,275 |

### Non-Interest Income

The Company's non-interest income consists primarily of (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) BOLI income, (5) appraisal fees, credit life commissions and other credit related fees, (6) safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees and (7) gains and losses on sales of assets.

#### *2007 compared to 2006*

Non-interest income for the year ended December 31, 2007 decreased 1.1% to $23.0 million compared to $23.2 million in 2006.

Service charges on deposit accounts are the Company's largest source of non-interest income and increased 19.3% to $12.2 million in 2007 compared to $10.2 million in 2006. This increase was primarily attributable to enhancements made during late 2006 to the Company's processes for applying and collecting service charges, the large increase in the number of deposit accounts from the Company's 2006 deposit growth initiative and some small adjustments in early 2007 to the Company's service charge fee schedule.

Trust income increased 14.2% to $2.2 million in 2007 compared to $1.9 million in 2006. This increase was primarily the result of growth in both personal trust and investment management business.

Mortgage lending income declined 8.6% to $2.7 million in 2007 compared to $2.9 million in 2006. Originations of mortgage loans for sale decreased 7.2% to $161.2 million in 2007 compared to $173.7 million in 2006. Refinancing of existing mortgages accounted for 36% of the Company's 2007 originations of mortgage loans for sale compared to 32% in 2006. Mortgage originations for home purchases were 64% of 2007 originations compared to 68% in 2006.

Net gains on sales of investment securities AFS were $0.5 million in 2007 compared to $3.9 million in 2006. The Company sold approximately $56 million of its AFS investment securities in 2007 and approximately $154 million of its AFS investment securities in 2006. Net gains on sales of other assets were $0.5 million in 2007 compared to net losses of $0.1 million in 2006.

*2006 compared to 2005*

Non-interest income for the year ended December 31, 2006 increased 20.7% to $23.2 million compared to $19.3 million in 2005.

Service charges on deposit accounts increased 3.5% to $10.2 million in 2006 compared to $9.9 million in 2005. This increase was primarily attributable to growth in the number of deposit customers.

Trust income increased 16.4% to $1.9 million in 2006 compared to $1.7 million in 2005. This increase was primarily the result of growth in both corporate and personal trust business.

Mortgage lending income declined 3.8% to $2.9 million in 2006 compared to $3.0 million in 2005. Originations of mortgage loans for sale decreased 1.1% to $173.7 million in 2006 compared to $175.6 million in 2005. Refinancing of existing mortgages accounted for 32% of the Company's 2006 originations of mortgage loans for sale compared to 39% in 2005. Mortgage originations for home purchases were 68% of 2006 originations compared to 61% in 2005.

Net gains on sales of investment securities AFS were $3.9 million in 2006 compared to $0.2 million in 2005. The Company sold approximately $154 million of its AFS investment securities in 2006 and approximately $9 million of its AFS investment securities in 2005. Net losses on sales of other assets were $0.1 million in 2006 compared to net gains of $0.6 million in 2005.

The table below shows non-interest income for the years ended December 31, 2007, 2006 and 2005.

## Non-Interest Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Service charges on deposit accounts | $12,193 | $10,217 | $ 9,875 |
| Mortgage lending income | 2,668 | 2,918 | 3,034 |
| Trust income | 2,223 | 1,947 | 1,673 |
| Bank owned life insurance income | 1,919 | 1,832 | 1,816 |
| Appraisal, credit life commissions and other credit related fees | 498 | 521 | 505 |
| Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees | 1,160 | 1,125 | 1,099 |
| Gains on sales of investment securities | 520 | 3,917 | 213 |
| Gains (losses) on sales of other assets | 487 | (90) | 567 |
| Other | 1,307 | 844 | 470 |
| Total non-interest income | $22,975 | $23,231 | $19,252 |

### Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

*2007 compared to 2006*

Non-interest expense for the year ended December 31, 2007 increased 4.0% to $48.3 million compared to $46.4 million in 2006 as a result of the Company's continued growth and expansion. Salaries and employee benefits, the Company's largest component of non-interest expense, increased 4.2% to $28.7 million in 2007 from $27.5 million in 2006. During 2007 the Company added three new banking offices and replaced one temporary banking office with a new permanent facility. At December 31, 2007, the Company had 70 full service banking offices compared to 67 full-service banking offices at December 31, 2006. The Company's full-time equivalent employees were 689 at December 31, 2007, a decrease of 1.4% from 699 full-time equivalent employees at December 31, 2006.

The Company's efficiency ratio for 2007 was 46.3% compared to 47.1% in 2006. This improvement in the effeciency ratio resulted from the Company's total revenue (the sum of net interest income - FTE and non-interest income) increasing at a faster rate than its non-interest expense in 2007.

*2006 compared to 2005*

Non-interest expense for the year ended December 31, 2006 increased 15.7% to $46.4 million compared to $40.1 million in 2005 as a result of the Company's continued growth and expansion. Salaries and employee benefits increased 17.2% from $23.5 million in 2005 to $27.5 million in 2006. During 2006 the Company added 11 new banking offices, closed one banking office, replaced one temporary banking office with a new permanent facility, and replaced one of its oldest banking offices with a new permanent banking facility. At December 31, 2006, the Company had 67 full service banking offices compared to 57 at December 31, 2005, and its full-time equivalent employees increased 11.1% from 629 at December 31, 2005 to 699 at December 31, 2006.

In 2006 the Company pursued a broad range of actions intended to build its staff and corporate infrastructure to support future growth. Staff additions included adding more production staff such as loan officers, mortgage loan counselors and private bankers at existing offices, adding corporate staff members and giving certain salary increases to help retain and develop the next generation of supervisors and managers. The corporate infrastructure improvements included development and implementation of a number of new policies, procedures and processes related to risk management and business operations.

The Company's efficiency ratio for 2006 was 47.1% compared to 43.4% for 2005. This increase was primarily attributable to expenses incurred in connection with the Company's significant growth and expansion efforts during 2006.

The following table shows non-interest expense for the years ended December 31, 2007, 2006 and 2005.

## Non-Interest Expense

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (Dollars in thousands) | |
| Salaries and employee benefits | $28,661 | $27,506 | $23,477 |
| Net occupancy and equipment expense | 8,098 | 7,030 | 6,254 |
| Other operating expenses: | | | |
| Postage and supplies | 1,620 | 1,910 | 1,620 |
| Telephone and data lines | 1,415 | 1,651 | 1,371 |
| Advertising and public relations | 1,057 | 1,545 | 1,325 |
| Professional and outside services | 1,077 | 1,129 | 886 |
| Software expense | 1,201 | 1,068 | 828 |
| FDIC and state assessments | 624 | 628 | 506 |
| FDIC insurance | 701 | - | - |
| ATM expense | 674 | 598 | 611 |
| Other real estate and foreclosure expense | 368 | 261 | 213 |
| Amortization of intangibles | 262 | 262 | 262 |
| Other | 2,494 | 2,802 | 2,727 |
| Total non-interest expense | $48,252 | $46,390 | $40,080 |

### Income Taxes

The Company's provision for income taxes was $14.4 million for the year ended December 31, 2007 compared to $13.4 million in 2006 and $14.0 million in 2005. Its effective income tax rates were 31.3%, 29.7% and 30.7%, respectively, for 2007, 2006 and 2005. The increase in the effective tax rate of 160 bps in 2007 compared to 2006 was due primarily to a decline in investment securities which are exempt from state income taxes or both federal and state income taxes. During 2007 such tax-exempt investment securities declined, both in absolute dollar volume and as a percentage of earning assets. The decline in effective tax rate of 100 bps in 2006 compared to 2005 was due primarily to an increase in the amount of such tax-exempt investment securities during 2006 compared to 2005. The effective tax rates were also affected by various other factors including the levels of BOLI and other non-taxable income and non-deductible expenses. Additionally, the effective tax rates were affected by the impact of certain tax credit investments, which reduced combined federal and state income taxes by $0.4 million in 2007, $0.3 million in 2006 and $0.2 million in 2005.

# Analysis of Financial Condition

## Loan and Lease Portfolio

At December 31, 2007 the Company's loan and lease portfolio was $1.87 billion, an increase of 11.6% from $1.68 billion at December 31, 2006. As of December 31, 2007, the Company's loan and lease portfolio consisted of 81.9% real estate loans, 9.3% commercial and industrial loans, 4.7% consumer loans, 2.8% direct financing leases and 1.2% agricultural loans (non-real estate). Real estate loans, the Company's largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Total real estate loans increased 12.0% from $1.37 billion at December 31, 2006 to $1.53 billion at December 31, 2007. This increase is primarily attributable to the Company's continued expansion into markets with significant commercial and residential development, including Texas and North Carolina.

The amount and type of loans and leases outstanding are reflected in the following table.

### Loan and Lease Portfolio

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (Dollars in thousands) | | | | |
| Real estate: | | | | | |
| Residential 1-4 family | $ 279,375 | $ 281,400 | $ 271,989 | $ 248,435 | $218,851 |
| Non-farm/non-residential | 445,303 | 433,998 | 375,628 | 330,442 | 285,451 |
| Construction/land development | 684,775 | 514,899 | 366,827 | 244,898 | 117,835 |
| Agricultural | 91,810 | 88,021 | 74,644 | 66,061 | 61,500 |
| Multifamily residential | 31,414 | 50,202 | 31,142 | 29,300 | 23,657 |
| Total real estate | 1,532,677 | 1,368,520 | 1,120,230 | 919,136 | 707,294 |
| Commercial and industrial | 173,128 | 148,853 | 109,459 | 100,642 | 111,978 |
| Consumer | 87,867 | 86,048 | 78,916 | 73,420 | 64,831 |
| Direct financing leases | 53,446 | 49,705 | 38,060 | 19,320 | 3,622 |
| Agricultural (non-real estate) | 22,439 | 22,298 | 20,605 | 18,520 | 15,266 |
| Other | 1,578 | 1,965 | 3,453 | 3,553 | 6,156 |
| Total loans and leases | $1,871,135 | $1,677,389 | $1,370,723 | $1,134,591 | $909,147 |

The amount and percentage of the Company's loan and lease portfolio by state are reflected in the following table.

### Loan and Lease Portfolio by State

| Loans and Leases Attributable to Offices In | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Arkansas | $1,461,657 | 78.1% | $1,478,471 | 88.2% | $1,244,188 | 90.8% |
| Texas | 315,960 | 16.9 | 126,458 | 7.5 | 77,248 | 5.6 |
| North Carolina | 93,518 | 5.0 | 72,460 | 4.3 | 49,287 | 3.6 |
| Total | $1,871,135 | 100.0% | $1,677,389 | 100.0% | $1,370,723 | 100.0% |

### Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2007 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

## Loan and Lease Maturities

| | 1 Year or Less | Over 1 Through 5 Years | Over 5 Years | Total |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Real estate | $739,141 | $689,506 | $104,030 | $1,532,677 |
| Commercial, industrial and agricultural | 99,132 | 82,385 | 14,050 | 195,567 |
| Consumer | 22,028 | 59,496 | 6,343 | 87,867 |
| Direct financing leases | 1,717 | 50,512 | 1,217 | 53,446 |
| Other | 885 | 640 | 53 | 1,578 |
| Total | $862,903 | $882,539 | $125,693 | $1,871,135 |
| Fixed rate | $348,761 | $509,743 | $ 80,365 | $ 938,869 |
| Floating rate (not at a floor or ceiling rate) | 353,860 | 230,997 | 36,815 | 621,672 |
| Floating rate (at floor rate) | 153,922 | 119,279 | 3,702 | 276,903 |
| Floating rate (at ceiling rate) | 6,360 | 22,520 | 4,811 | 33,691 |
| Total | $862,903 | $882,539 | $125,693 | $1,871,135 |

The following table reflects loans and leases as of December 31, 2007 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

## Loan and Lease Cash Flows or Repricing

| | 1 Year or Less | Over 1 Through 2 Years | Over 2 Through 3 Years | Over 3 Through 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| Fixed rate | $ 403,493 | $212,044 | $143,002 | $127,183 | $53,147 | $ 938,869 |
| Floating rate (not at a floor or ceiling rate) | 615,151 | 5,267 | 455 | 382 | 417 | 621,672 |
| Floating rate (at floor rate) | 276,426 | 477 | - | - | - | 276,903 |
| Floating rate (at ceiling rate) | 33,691 | - | - | - | - | 33,691 |
| Total | $1,328,761 | $217,788 | $143,457 | $127,565 | $53,564 | $1,871,135 |
| Percentage of total | 71.0% | 11.7% | 7.6% | 6.8% | 2.9% | 100.0% |
| Cumulative percentage of total | 71.0 | 82.7 | 90.3 | 97.1 | 100.0 | |

### Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain restructured loans and leases providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower or lessee and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

The Company generally places a loan or lease on nonaccrual status when payments are contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Income on nonaccrual loans or leases is recognized on a cash basis when and if actually collected.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases, foreclosed assets held for sale and repossessions.

## Nonperforming Assets

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (Dollars in thousands) | | | | |
| Nonaccrual loans and leases | $6,610 | $5,713 | $3,385 | $6,497 | $4,235 |
| Accruing loans and leases 90 days or more past due | 26 | - | - | - | - |
| Restructured loans and leases | - | - | - | - | - |
| Total nonperforming loans and leases | 6,636 | 5,713 | 3,385 | 6,497 | 4,235 |
| Foreclosed assets held for sale and repossessions[1] | 3,112 | 407 | 356 | 157 | 780 |
| Total nonperforming assets | $9,748 | $6,120 | $3,741 | $6,654 | $5,015 |
| Nonperforming loans and leases to total loans and leases | 0.35% | 0.34% | 0.25% | 0.57% | 0.47% |
| Nonperforming assets to total assets | 0.36 | 0.24 | 0.18 | 0.39 | 0.36 |

(1) Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

### Allowance and Provision for Loan and Lease Losses

The Company's allowance for loan and lease losses was $19.6 million at December 31, 2007, or 1.05% of total loans and leases, compared with $17.7 million, or 1.06% of total loans and leases, at December 31, 2006. The allowance for loan and lease losses was $17.0 million, or 1.24% of loans and leases, at December 31, 2005. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company's loan and lease portfolio. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

Recent events in local and national real estate markets have increased certain lenders' loss exposure. In particular, many institutions participating in "subprime" lending products have experienced losses which, in some cases, have been material to operating results. The Company's loan portfolio is believed to have little direct exposure to "subprime" lending products because it does not typically originate loans for its portfolio which are "subprime" in nature. However lenders, such as the Company, engaged in financing construction and development of residential houses and lots may be affected indirectly by conditions in the "subprime" lending market to the extent that deterioration of this market has disqualified many potential home buyers and reduced the availability of credit for home purchases.

The Company's net charge-offs to average loans and leases were 24 bps in 2007 compared to 12 bps in 2006 and 11 bps in 2005. The relatively low level of net charge-offs in recent years has resulted in a decline in the historical loss percentages used in the analysis of the adequacy of the allowance for loan and lease losses. This has contributed to the decline in the Company's allowance for loan and lease losses as a percentage of outstanding loans and leases.

The amounts of provision to the allowance for loan and lease losses are based on the Company's analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2007 was $6.2 million compared to $2.5 million in 2006 and $2.3 million in 2005.

The Company's increase in its provision for loan and lease losses and its net charge-offs for 2007 compared to 2006 were significantly impacted by generally slower economic conditions, including the effects of higher energy prices, a slowdown in commercial real estate activity, deterioration in the residential housing and mortgage markets and other factors. In addition, approximately $1.0 million, or 24% of net charge-offs in 2007, and $1.3 million, or 21% of the provision for loan and lease losses during 2007, related to inappropriate and unusual activity in the loan portfolio of a former loan officer who resigned in lieu of termination in the fourth quarter of 2007. The problem assets identified in this former loan officer's portfolio also contributed to increases in the Company's ratios of non-performing loans and leases to total loans and leases, nonperforming assets to total assets and past due loans and leases at year end 2007.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

## Analysis of the Allowance for Loan and Lease Losses

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (Dollars in thousands) | | | | |
| Balance, beginning of period | $17,699 | $17,007 | $16,133 | $13,820 | $10,936 |
| Loans and leases charged off: | | | | | |
| Real estate: | | | | | |
| Residential 1-4 family | 215 | 124 | 196 | 167 | 288 |
| Non-farm/non-residential | 182 | 132 | 47 | 201 | 433 |
| Construction/land development | 796 | 58 | - | 29 | 44 |
| Agricultural | 37 | - | - | - | 5 |
| Total real estate | 1,230 | 314 | 243 | 397 | 770 |
| Commercial and industrial | 1,798 | 872 | 706 | 346 | 632 |
| Consumer | 1,046 | 709 | 785 | 503 | 450 |
| Direct financing leases | 367 | 63 | - | - | - |
| Agricultural (non-real estate) | 203 | 107 | 50 | 31 | 23 |
| Total loans and leases charged off | 4,644 | 2,065 | 1,784 | 1,277 | 1,875 |
| Recoveries of loans and leases previously charged off: | | | | | |
| Real estate: | | | | | |
| Residential 1-4 family | 25 | 5 | 53 | 32 | 20 |
| Non-farm/non-residential | 3 | 4 | 17 | 48 | 6 |
| Construction/land development | - | 4 | 23 | 1 | 8 |
| Agricultural | 19 | - | - | - | 6 |
| Total real estate | 47 | 13 | 93 | 81 | 40 |
| Commercial and industrial | 62 | 47 | 102 | 35 | 35 |
| Consumer | 209 | 234 | 152 | 142 | 141 |
| Direct financing leases | 27 | 13 | - | - | - |
| Agricultural (non-real estate) | 7 | - | 11 | 2 | 18 |
| Total recoveries | 352 | 307 | 358 | 260 | 234 |
| Net loans and leases charged off | 4,292 | 1,758 | 1,426 | 1,017 | 1,641 |
| Provision charged to operating expense | 6,150 | 2,450 | 2,300 | 3,330 | 3,865 |
| Allowance added in bank acquisition | - | - | - | - | 660 |
| Balance, end of period | $19,557 | $17,699 | $17,007 | $16,133 | $13,820 |
| Net charge-offs to average loans and leases | 0.24% | 0.12% | 0.11% | 0.10% | 0.20% |
| Allowance for loan and lease losses to total loans and leases | 1.05% | 1.06% | 1.24% | 1.42% | 1.52% |
| Allowance for loan and lease losses to nonperforming loans and leases | 295% | 310% | 502% | 248% | 326% |

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 5, "Accounting for Contingencies," and are based on the Company's judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers' or lessees' ability to pay, the value of collateral securing the loans and leases, and other relevant factors.

The Company's internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk-rated loans and leases, consumer loans and residential 1-4 family loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

All loans deemed to be impaired are evaluated individually. The majority of the Company's impaired loans are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan. For all other impaired loans, the Company compares estimated discounted cash flows to the current investment in the loan. To the extent that the Company's current investment in a particular loan exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company's ongoing expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department. At December 31, 2007 management believed it was appropriate to maintain an unallocated portion of the allowance not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses.

In addition to the internal grading system and specific impairment analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentage as shown on the most recently available Federal Deposit Insurance Corporation's ("FDIC") Uniform Bank Performance Report and the Federal Reserve Bank's ("FRB") Bank Holding Company Performance Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

The Company's allowance for loan and lease losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan and lease portfolio during recent years, key allowance and nonperforming loan and lease ratios, comparisons to industry averages, current economic conditions in the Company's market area and other factors.

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower's or lessee's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management's assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company's entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company's internal grading system and specific impairment analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

## Allocation of the Allowance for Loan and Lease Losses

| | December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | | 2004 | | 2003 | |
| | Allowance | % of Loans and Leases | Allowance | % of Loans and Leases | Allowance | % of Loans and Leases | Allowance | % of Loans and Leases | Allowance | % of Loans and Leases |
| | (Dollars in thousands) | | | | | | | | | |
| Real estate: | | | | | | | | | | |
| Residential 1-4 family | $ 2,217 | 14.9% | $ 3,052 | 16.8% | $ 3,423 | 19.8% | $ 3,427 | 21.9% | $ 1,393 | 24.1% |
| Non-farm/non-residential | 3,470 | 23.8 | 3,085 | 25.9 | 3,368 | 27.4 | 3,107 | 29.1 | 3,790 | 31.4 |
| Construction/land development | 5,192 | 36.6 | 3,381 | 30.7 | 2,820 | 26.8 | 1,881 | 21.6 | 1,301 | 12.9 |
| Agricultural | 791 | 4.9 | 765 | 5.2 | 562 | 5.5 | 510 | 5.8 | 756 | 6.8 |
| Multifamily residential | 198 | 1.7 | 272 | 3.0 | 235 | 2.2 | 226 | 2.6 | 261 | 2.6 |
| Commercial and industrial | 1,439 | 9.3 | 1,373 | 8.9 | 1,111 | 8.0 | 1,004 | 8.9 | 1,600 | 12.3 |
| Consumer | 2,280 | 4.7 | 2,179 | 5.1 | 2,062 | 5.8 | 1,752 | 6.5 | 1,083 | 7.1 |
| Direct financing leases | 335 | 2.8 | 305 | 3.0 | 286 | 2.8 | 170 | 1.7 | 72 | 0.4 |
| Agricultural (non-real estate) | 142 | 1.2 | 150 | 1.3 | 200 | 1.5 | 164 | 1.6 | 195 | 1.7 |
| Other | 65 | 0.1 | 77 | 0.1 | 41 | 0.2 | 25 | 0.3 | 952 | 0.7 |
| Unallocated allowance | 3,428 | | 3,060 | | 2,899 | | 3,867 | | 2,417 | |
| Total | $19,557 | | $17,699 | | $17,007 | | $16,133 | | $13,820 | |

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases and the list of impaired loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as "substandard" have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as "doubtful" have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as "loss" are charged off. At December 31, 2007 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $10.0 million compared to $5.4 million at December 31, 2006. No loans or leases were designated as doubtful or loss at December 31, 2007 or 2006.

Administration of the Bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the Board of Directors. Loan or lease authorities of other lending officers are assigned by the Chief Executive Officer.

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2007 consisted of any five or more directors and three of the Bank's senior officers. The Company's loan committee, at least quarterly, reviews various loan and lease concentration reports and various other loan and lease reports. At least quarterly the Board of Directors reviews reports of loan and lease originations and commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company's allowance for loan and lease losses and various other loan and lease reports.

The Company's compliance and loan review officers are responsible for the Bank's compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management's proposed action plan for curing the identified deficiencies. These reports are provided to and reviewed by the Company's audit committee. Additionally, the reports issued by the Company's loan review function are provided to and reviewed by the Company's loan committee.

### Investment Securities

The Company's investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2007, 2006 and 2005, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and included in other comprehensive income (loss). The Company's investments in FHLB and Arkansas Bankers' Bancorporation, Inc. ("ABB") stock do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities for the dates indicated.

## Investment Securities

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| | Amortized Cost | Fair Value[(1)] | Amortized Cost | Fair Value[(1)] | Amortized Cost | Fair Value[(1)] |
| | (Dollars in thousands) | | | | | |
| Mortgage-backed securities | $370,061 | $344,346 | $406,611 | $397,964 | $266,722 | $258,540 |
| Obligations of states and political subdivisions | 163,339 | 166,467 | 133,255 | 135,149 | 227,286 | 231,681 |
| Securities of U.S. Government agencies | 51,982 | 49,738 | 75,875 | 74,530 | 66,027 | 65,503 |
| FHLB and ABB stock | 16,753 | 16,753 | 11,489 | 11,489 | 16,020 | 16,020 |
| Other securities | 1,044 | 1,044 | 1,000 | 1,000 | 2,300 | 2,376 |
| Total | $603,179 | $578,348 | $628,230 | $620,132 | $578,355 | $574,120 |

(1) The fair value of the Company's investment securities is obtained from an independent pricing service and is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities or other pricing methodologies.

The Company's mortgage-backed securities portfolio consists of collateralized mortgage obligations ("CMOs") issued by either the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). Each CMO is "AAA"-rated with no underlying collateral consisting of "subprime" or "Alt-A" mortgages. The Company's portfolio of state and political subdivision investment securities consists of both revenue and general obligation bonds issued by municipalities or other political subdivisions, 95.8% of which are in the State of Arkansas and 4.2% of which are in other states. The Company's portfolio of U.S. Government agency investment securities consists primarily of callable Federal Home Loan Bank bonds which are being called in the first quarter of 2008.

The following table reflects the maturity distribution of the Company's investment securities, at fair value, as of December 31, 2007 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security's contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2007 and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

## Maturity Distribution of Investment Securities

| | 1 Year or Less | Over 1 Through 5 Years | Over 5 Through 10 Years | Over 10 Years | Total |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Mortgage-backed securities | $32,044 | $124,788 | $187,514 | $ - | $344,346 |
| Obligations of states and political subdivisions | 2,600 | 17,257 | 27,056 | 119,554 | 166,467 |
| Securities of U.S. Government agencies[1] | 38,119 | 3,972 | 7,647 | - | 49,738 |
| Other securities[2] | - | - | - | 17,797 | 17,797 |
| Total | $72,763 | $146,017 | $222,217 | $137,351 | $578,348 |
| Percentage of total | 12.58% | 25.25% | 38.42% | 23.75% | 100.00% |
| Weighted-average yield - FTE[3] | 5.16 | 5.41 | 5.52 | 7.25 | 5.86 |

(1) Includes approximately $28.7 million of callable Federal Home Loan Bank bonds, which contain contractual maturity dates after December 31, 2008 where the Company has received notification of call to occur during the first quarter of 2008. Accordingly, these bonds are shown in the "1 Year or Less" category.

(2) Includes approximately $16.7 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(3) The weighted-average yields - FTE are based on amortized cost.

### Deposits

The Company's lending and investing activities are funded primarily by deposits. The Company's total deposits increased 0.6% to $2.06 billion at December 31, 2007, compared to $2.05 billion at December 31, 2006. These deposit totals included brokered deposits of $381.3 million at December 31, 2007 and $309.2 million at December 31, 2006.

Total deposits at December 31, 2007 consisted of 67.0% time deposits and 33.0% demand and savings deposits. Total deposits at December 31, 2006 consisted of 66.4% time deposits and 33.6% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 25.1% of total deposits at December 31, 2007 and 25.4% at December 31, 2006. Non-interest bearing demand deposits constituted 7.9% of total deposits at December 31, 2007 compared to 8.2% at December 31, 2006.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2007, 2006 and 2005.

## Average Deposit Balances and Rates

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| | Average Balance | Average Rate Paid | Average Balance | Average Rate Paid | Average Balance | Average Rate Paid |
| | (Dollars in thousands) | | | | | |
| Non-interest bearing accounts | $ 168,786 | - | $ 152,281 | - | $ 138,072 | - |
| Interest bearing accounts: | | | | | | |
| Transaction (NOW) | 403,288 | 2.48% | 404,433 | 2.55% | 375,361 | 1.48% |
| Savings | 25,746 | 0.22 | 27,107 | 0.20 | 27,265 | 0.20 |
| Money market | 92,841 | 3.95 | 91,784 | 3.65 | 63,983 | 2.23 |
| Time deposits less than $100,000 | 487,382 | 4.84 | 398,178 | 4.15 | 299,104 | 2.68 |
| Time deposits $100,000 or more | 899,666 | 5.10 | 752,765 | 4.67 | 542,378 | 3.00 |
| Total deposits | $2,077,709 | | $1,826,548 | | $1,446,163 | |

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2007.

## Maturity Distribution of Time Deposits of $100,000 and Over

| | December 31, 2007 |
|---|---|
| | (Dollars in thousands) |
| 3 months or less | $353,974 |
| Over 3 to 6 months | 166,992 |
| Over 6 to 12 months | 310,858 |
| Over 12 months | 74,851 |
| | $906,675 |

The amount and percentage of the Company's deposits by state are reflected in the following table.

## Deposits by State

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| Deposits Attributable to Offices In | 2007 | | 2006 | | 2005 | |
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Arkansas | $1,922,746 | 93.5% | $1,943,638 | 95.0% | $1,482,752 | 93.2% |
| Texas | 134,315 | 6.5 | 101,454 | 5.0 | 108,891 | 6.8 |
| Total | $2,057,061 | 100.0% | $2,045,092 | 100.0% | $1,591,643 | 100.0% |

### Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $447.6 million at December 31, 2007, an increase of $147.0 million from $300.6 million at December 31, 2006. Repurchase agreements with customers increased to $46.1 million at December 31, 2007 from $41.0 million at December 31, 2006. Subordinated debentures totaled $64.9 million at both December 31, 2007 and 2006. Other borrowings, including FHLB advances and federal funds purchased, increased to $336.5 million at December 31, 2007 from $194.7 million at December 31, 2006 as the Company utilized lower cost FHLB advances to fund growth in earning assets during 2007.

### Interest Rate Risk

Interest rate risk results from timing differences in the repricing of assets and liabilities or from changes in relationships between interest rate indexes. The Company's interest rate risk management is the responsibility of the ALCO and Investments Committee ("ALCO") which reports to the Board of Directors. The ALCO oversees the asset/liability (interest rate risk) position, liquidity and funds management, and investment portfolio functions of the Company.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the ALCO reviews on at least a quarterly basis the Company's relative ratio of rate sensitive assets ("RSA") to rate sensitive liabilities ("RSL") and the related cumulative gap for different time periods. However, the primary tool used by ALCO to analyze the Company's interest rate risk and interest rate sensitivity is an earnings simulation model.

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. This model incorporates a number of factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other relevant factors. Inclusion of these factors in the model is intended to more accurately project the Company's expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, down 100 bps and down 200 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

The following table presents the earnings simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2008. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

**Earnings Simulation Model Results**

| Change in Interest Rates (in bps) | % Change in Projected Baseline Net Interest Income |
|---|---|
| +200 | 1.4% |
| +100 | 1.0 |
| -100 | (2.1) |
| -200 | (4.4) |

In the event of a shift in interest rates, the Company may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and leases and deposits.

### Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

### Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio." The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which includes the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company's consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2007 and 2006 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2007 and 2006.

## Consolidated Capital Ratios

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Tier 1 capital: | | |
| Stockholders' equity | $ 190,829 | $ 174,633 |
| Allowed amount of trust preferred securities | 63,000 | 59,851 |
| Net unrealized losses on available-for-sale investment securities | 15,091 | 4,922 |
| Less goodwill and certain intangible assets | (5,877) | (6,140) |
| Total Tier 1 capital | 263,043 | 233,266 |
| Tier 2 capital: | | |
| Remaining amount of trust preferred securities | - | 3,149 |
| Qualifying allowance for loan and lease losses | 19,557 | 17,699 |
| Total risk-based capital | $ 282,600 | $ 254,114 |
| Risk-weighted assets | $2,230,309 | $1,991,570 |
| Adjusted quarterly average assets - fourth quarter | $2,683,323 | $2,485,450 |
| Ratios at end of period: | | |
| Leverage | 9.80% | 9.39% |
| Tier 1 risk-based capital | 11.79 | 11.71 |
| Total risk-based capital | 12.67 | 12.76 |
| Minimum ratio guidelines: | | |
| Leverage[1] | 3.00% | 3.00% |
| Tier 1 risk-based capital | 4.00 | 4.00 |
| Total risk-based capital | 8.00 | 8.00 |

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum leverage ratio of 3% depending upon capitalization classification.

## Bank Capital Ratios

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Stockholders' equity - Tier 1 capital | $236,122 | $196,816 |
| Leverage ratio | 8.82% | 7.95% |
| Tier 1 risk-based capital ratio | 10.63 | 9.94 |
| Total risk-based capital ratio | 11.51 | 10.83 |

## Liquidity and Capital Resources

*Growth and Expansion.* During 2007 the Company added three new Arkansas banking offices, including offices in Hot Springs, Fayetteville and Rogers. In addition to these three permanent banking offices, the Company replaced a temporary office in Frisco, Texas with a new permanent facility. During 2006 the Company added nine Arkansas and two Texas banking offices, replaced a temporary office with a new permanent facility, replaced one of its oldest banking offices with a new facility, and closed one facility. At December 31, 2007, the Company had 65 Arkansas banking offices, five Texas banking offices and loan production offices in Little Rock, Arkansas and Charlotte, North Carolina.

The Company expects to continue its growth and *de novo* branching strategy. During 2008 the Company expects to add approximately three new banking offices, including its new corporate headquarters which is expected to open late in the fourth quarter of 2008. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company's financial results, changes in economic or competitive conditions or other factors.

During 2007 the Company spent $18.8 million on capital expenditures for premises and equipment. The Company's capital expenditures for 2008 are expected to be in the range of $20 to $26 million, including progress payments on construction projects expected to be completed in 2008 or 2009, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

*Subordinated Debentures.* At December 31, 2007, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%, $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22% and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

*Bank Liquidity.* Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and lessees by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy current or future financial commitments. The ALCO has primary oversight for the Company's liquidity and funds management.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and lessee demands, as well as operating cash needs of the Company, are met, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company's markets and brokered deposits. The Company has used these funds, together with FHLB advances and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers' and lessees' ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2007 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $236 million of available blanket borrowing capacity with the FHLB, (2) $59 million of investment securities available to pledge for federal funds or other borrowings, (3) $57 million of available unsecured federal funds borrowing lines and (4) up to $168 million from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company's primary funding sources.

Net cash provided by operating activities totaled $42.7 million, $22.6 million and $32.1 million, respectively, for the years ended December 31, 2007, 2006 and 2005. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in operating assets and liabilities.

Net cash used by investing activities was $190.6 million in 2007, $384.7 million in 2006 and $404.7 million in 2005. The Company's primary uses of cash for investing activities include net loan fundings, which used $207.0 million, $306.6 million and $242.7 million, respectively, in 2007, 2006 and 2005, purchases of premises and equipment in conjunction with its growth and *de novo* branching strategy, which used $18.8 million, $31.0 million and $27.0 million, respectively, in 2007, 2006 and 2005 and net activity in its investment securities portfolio, which provided $26.5 million in 2007, used $47.0 million in 2006 and used $139.7 million in 2005.

Net cash provided by financing activities totaled $152.7 million, $364.2 million and $371.6 million, respectively, for the years ended December 31, 2007, 2006 and 2005. The Company's primary financing activities include net increases in deposit accounts, which provided $12.0 million, $453.5 million and $211.7 million, respectively, in 2007, 2006 and 2005, and net proceeds from or repayments of other borrowings and repurchase agreements with customers, which provided $147.0 million in 2007, used $104.9 million in 2006 and provided $163.2 million in 2005. In addition the Company paid cash dividends of $7.2 million, $6.7 million and $6.2 million, respectively, in 2007, 2006 and 2005. The Company's financing activities for 2006 were also impacted by $20.6 million of proceeds received from the issuance of subordinated debentures.

*Dividend Policy.* In 2007 the Company paid dividends of $0.43 per share. In 2006 and 2005 the Company paid dividends of $0.40 and $0.37 per share, respectively. In 2006 the per share dividend was $0.10 in each of the quarters. In 2007 the per share dividend was $0.10 per quarter in the first and second quarters, $0.11 in the third quarter and $0.12 in the fourth quarter. In the first quarter of 2008, the Company paid a dividend of $0.12 per share. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company's earnings, capital and liquidity needs.

*Contractual Obligations.* The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures and other contractual obligations.

## Contractual Obligations

| | 1 Year or Less | Over 1 Through 3 Years | Over 3 Through 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Time deposits[1] | $1,373,414 | $101,277 | $ 1,979 | $ 81 | $1,476,751 |
| Deposits without a stated maturity[2] | 679,530 | - | - | - | 679,530 |
| Repurchase agreements with customers[1] | 46,088 | - | - | - | 46,088 |
| Other borrowings[1] | 31,056 | 86,219 | 20,678 | 309,078 | 447,031 |
| Subordinated debentures[1] | 5,309 | 9,684 | 9,698 | 165,557 | 190,248 |
| Lease obligations | 534 | 696 | 440 | 2,250 | 3,920 |
| Other obligations | 22,106 | 1,607 | - | - | 23,713 |
| Total contractual obligations | $2,158,037 | $199,483 | $32,795 | $479,966 | $2,867,281 |

(1) Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2007. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(2) Includes interest accrued and unpaid through December 31, 2007.

*Off-Balance Sheet Commitments.* The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2007. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

## Off-Balance Sheet Commitments

| | 1 Year or Less | Over 1 Through 3 Years | Over 3 Through 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Commitments to extend credit[1] | $218,772 | $147,011 | $29,822 | $25,497 | $421,102 |
| Standby letters of credit | 6,635 | 814 | 119 | - | 7,568 |
| Total commitments | $225,407 | $147,825 | $29,941 | $25,497 | $428,670 |

(1) Includes commitments to extend credit under mortgage interest rate locks of $8.4 million that expire in one year or less.

## Critical Accounting Policy

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company's determination of the adequacy of the allowance for loan and lease losses involves a higher degree of judgment and complexity than its other significant accounting policies discussed in Note 1 to the Notes to the Company's Consolidated Financial Statements. Accordingly, the Company considers the allowance for loan and lease losses to be a critical accounting policy.

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114 and SFAS No. 5, and are based on the Company's evaluation of the loan and lease portfolio utilizing objective and subjective criteria as described in this report. See the "Analysis of Financial Condition" section of Management's Discussion and Analysis for a detailed discussion of the Company's allowance for loan and lease losses. Changes in the criteria used in this evaluation or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

## Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

## Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, competitive and interest rate conditions, plans, goals, beliefs, expectations and outlook for revenue growth, growth in income and earnings per share, net interest margin, including the effects of the relatively flat to inverted yield curve and intense competition and the goal of maintaining or improving net interest margin, net interest income, non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on sales of investment securities and other assets, non-interest expense, including the cost of opening new offices, achieving positive operating leverage by growing revenue at a faster rate than non-interest expense, efficiency ratio, anticipated future operating results and financial performance, asset quality, nonperforming loans and leases, nonperforming assets, net charge-offs, past due loans and leases, interest rate sensitivity, including the effects of possible interest rate changes, future growth and expansion opportunities, opportunities and goals for future market share growth, plans for opening new offices including a new corporate headquarters, expected capital expenditures, loan, lease and deposit growth, changes in the Company's investment securities portfolio and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company's growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to attract new deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including continued interest rate changes and/or changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company's net interest margin; general economic conditions, including their effect on investment securities values, the creditworthiness of borrowers and lessees, collateral values and the value of investment securities; changes in legal and regulatory requirements; adoption of new accounting standards or changes in existing standards; and adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

## Summary of Quarterly Results of Operations, Common Stock Market Prices and Dividends Unaudited

| | 2007 - Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| | (Dollars in thousands, except per share amounts) | | | |
| Total interest income | $42,828 | $44,128 | $44,917 | $45,096 |
| Total interest expense | 24,579 | 24,837 | 25,246 | 24,690 |
| Net interest income | 18,249 | 19,291 | 19,671 | 20,406 |
| Provision for loan and lease losses | 1,100 | 1,250 | 1,100 | 2,700 |
| Non-interest income | 5,959 | 5,623 | 5,419 | 5,975 |
| Non-interest expense | 12,138 | 11,876 | 11,732 | 12,507 |
| Income taxes | 3,449 | 3,702 | 3,856 | 3,437 |
| Net income | $ 7,521 | $ 8,086 | $ 8,402 | $ 7,737 |
| Per share: | | | | |
| Earnings - diluted | $ 0.45 | $ 0.48 | $ 0.50 | $ 0.46 |
| Cash dividends | 0.10 | 0.10 | 0.11 | 0.12 |
| Bid price per common share: | | | | |
| Low | $ 28.55 | $ 27.53 | $ 26.79 | $ 26.11 |
| High | 32.67 | 30.68 | 33.48 | 33.00 |

| | 2006 - Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | June 30 | Sept. 30 | Dec. 31 |
| | (Dollars in thousands, except per share amounts) | | | |
| Total interest income | $33,781 | $37,854 | $41,467 | $42,096 |
| Total interest expense | 16,343 | 19,869 | 23,693 | 24,573 |
| Net interest income | 17,438 | 17,985 | 17,774 | 17,523 |
| Provision for loan and lease losses | 500 | 500 | 550 | 900 |
| Non-interest income | 6,164 | 4,954 | 5,680 | 6,434 |
| Non-interest expense | 11,160 | 11,017 | 11,707 | 12,506 |
| Income taxes | 3,545 | 3,491 | 3,187 | 3,196 |
| Net income | $ 8,397 | $ 7,931 | $ 8,010 | $ 7,355 |
| Per share: | | | | |
| Earnings - diluted | $ 0.50 | $ 0.47 | $ 0.48 | $ 0.44 |
| Cash dividends | 0.10 | 0.10 | 0.10 | 0.10 |
| Bid price per common share: | | | | |
| Low | $ 34.44 | $ 31.74 | $ 29.96 | $ 30.99 |
| High | 37.69 | 37.20 | 34.63 | 34.53 |

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

## Company Performance

The graph below shows a comparison for the period commencing December 31, 2002 through December 31, 2007 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2002.

### Cumulative Return Comparison


$350
$300
$250
$200
$150
$100
$50
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

OZRK (Bank of the Ozarks, Inc.)
SML (S&P Smallcap Index)
NDF (NASDAQ Financial Index)

| | 12/31/2002 | 12/31/2003 | 12/31/2004 | 12/31/2005 | 12/31/2006 | 12/31/2007 |
|---|---|---|---|---|---|---|
| OZRK (Bank of the Ozarks, Inc.) | $100 | $195 | $297 | $326 | $295 | $237 |
| SML (S&P Smallcap Index) | $100 | $139 | $170 | $183 | $211 | $210 |
| NDF (NASDAQ Financial Index) | $100 | $131 | $151 | $155 | $177 | $164 |

## Report of Management on the Company's Internal Control Over Financial Reporting

February 22, 2008

Management of Bank of the Ozarks, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company's internal control over financial reporting as of December 31, 2007, based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007, based on the specified criteria.

The effectiveness of Bank of the Ozarks, Inc.'s internal control over financial reporting has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.



George Gleason
*Chairman and Chief Executive Officer*



Paul Moore
*Chief Financial Officer and Chief Accounting Officer*

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company's Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2007, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2007, and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Brentwood, Tennessee
February 22, 2008

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Brentwood, Tennessee
February 22, 2008

## Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Bank of the Ozarks, Inc. for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, Texas
March 9, 2006

# Bank of the Ozarks, Inc.
## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands, except per share amounts) | |
| **ASSETS** | | |
| Cash and due from banks | $ 47,192 | $ 42,531 |
| Interest earning deposits | 329 | 203 |
| Cash and cash equivalents | 47,521 | 42,734 |
| Investment securities - available for sale ("AFS") | 578,348 | 620,132 |
| Loans and leases | 1,871,135 | 1,677,389 |
| Allowance for loan and lease losses | (19,557) | (17,699) |
| Net loans and leases | 1,851,578 | 1,659,690 |
| Premises and equipment, net | 130,048 | 116,679 |
| Foreclosed assets held for sale, net | 3,112 | 407 |
| Accrued interest receivable | 17,420 | 17,384 |
| Bank owned life insurance | 46,148 | 44,229 |
| Intangible assets, net | 5,877 | 6,140 |
| Other, net | 30,823 | 22,005 |
| Total assets | $2,710,875 | $2,529,400 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits: | | |
| Demand non-interest bearing | $ 162,995 | $ 167,841 |
| Savings and interest bearing transaction | 516,312 | 519,427 |
| Time | 1,377,754 | 1,357,824 |
| Total deposits | 2,057,061 | 2,045,092 |
| Repurchase agreements with customers | 46,086 | 41,001 |
| Other borrowings | 336,533 | 194,661 |
| Subordinated debentures | 64,950 | 64,950 |
| Accrued interest payable and other liabilities | 11,984 | 9,063 |
| Total liabilities | 2,516,614 | 2,354,767 |
| Minority interest | 3,432 | - |
| Stockholders' equity: | | |
| Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding | - | - |
| Common stock; $0.01 par value; 50,000,000 shares authorized; 16,818,240 and 16,746,540 shares issued and outstanding at December 31, 2007 and 2006, respectively | 168 | 167 |
| Additional paid-in capital | 38,613 | 36,779 |
| Retained earnings | 167,139 | 142,609 |
| Accumulated other comprehensive income (loss) | (15,091) | (4,922) |
| Total stockholders' equity | 190,829 | 174,633 |
| Total liabilities and stockholders' equity | $2,710,875 | $2,529,400 |

See accompanying notes to the consolidated financial statements.

# Bank of the Ozarks, Inc.
## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands, except per share amounts) | | |
| Interest income: | | | |
| Loans and leases | $145,669 | $121,462 | $ 87,768 |
| Investment securities: | | | |
| Taxable | 24,775 | 25,346 | 16,998 |
| Tax-exempt | 6,507 | 8,380 | 8,104 |
| Deposits with banks and federal funds sold | 19 | 10 | 11 |
| Total interest income | 176,970 | 155,198 | 112,881 |
| Interest expense: | | | |
| Deposits | 83,140 | 65,345 | 31,314 |
| Repurchase agreements with customers | 1,603 | 1,312 | 450 |
| Other borrowings | 9,543 | 13,953 | 9,848 |
| Subordinated debentures | 5,066 | 3,868 | 2,693 |
| Total interest expense | 99,352 | 84,478 | 44,305 |
| Net interest income | 77,618 | 70,720 | 68,576 |
| Provision for loan and lease losses | 6,150 | 2,450 | 2,300 |
| Net interest income after provision for loan and lease losses | 71,468 | 68,270 | 66,276 |
| Non-interest income: | | | |
| Service charges on deposit accounts | 12,193 | 10,217 | 9,875 |
| Mortgage lending income | 2,668 | 2,918 | 3,034 |
| Trust income | 2,223 | 1,947 | 1,673 |
| Bank owned life insurance income | 1,919 | 1,832 | 1,816 |
| Gains on sales of investment securities | 520 | 3,917 | 213 |
| Other | 3,452 | 2,400 | 2,641 |
| Total non-interest income | 22,975 | 23,231 | 19,252 |
| Non-interest expense: | | | |
| Salaries and employee benefits | 28,661 | 27,506 | 23,477 |
| Net occupancy and equipment | 8,098 | 7,030 | 6,254 |
| Other operating expenses | 11,493 | 11,854 | 10,349 |
| Total non-interest expense | 48,252 | 46,390 | 40,080 |
| Income before taxes | 46,191 | 45,111 | 45,448 |
| Provision for income taxes | 14,445 | 13,418 | 13,959 |
| Net income | $ 31,746 | $ 31,693 | $ 31,489 |
| Basic earnings per share | $ 1.89 | $ 1.90 | $ 1.89 |
| Diluted earnings per share | $ 1.89 | $ 1.89 | $ 1.88 |

See accompanying notes to the consolidated financial statements.

# Bank of the Ozarks, Inc.
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | | |
| Balances - January 1, 2005 | $165 | $30,760 | $ 92,262 | $ (1,781) | $121,406 |
| Comprehensive income: | | | | | |
| Net income | - | - | 31,489 | - | 31,489 |
| Other comprehensive income (loss): | | | | | |
| Unrealized gains and losses on AFS investment securities, net of $412 tax effect | - | - | - | (639) | (639) |
| Reclassification adjustment for gains and losses included in income, net of $100 tax effect | - | - | - | (154) | (154) |
| Total comprehensive income | | | | | 30,696 |
| Cash dividends paid, $0.37 per share | - | - | (6,151) | - | (6,151) |
| Issuance of 170,250 shares of common stock for exercise of stock options | 2 | 972 | - | - | 974 |
| Tax benefit on exercise of stock options | - | 1,864 | - | - | 1,864 |
| Compensation expense under stock-based compensation plans | - | 614 | - | - | 614 |
| Balances - December 31, 2005 | 167 | 34,210 | 117,600 | (2,574) | 149,403 |
| Comprehensive income: | | | | | |
| Net income | - | - | 31,693 | - | 31,693 |
| Other comprehensive income (loss): | | | | | |
| Unrealized gains and losses on AFS investment securities, net of $21 tax effect | - | - | - | 32 | 32 |
| Reclassification adjustment for gains and losses included in income, net of $1,537 tax effect | - | - | - | (2,380) | (2,380) |
| Total comprehensive income | | | | | 29,345 |
| Cash dividends paid, $0.40 per share | - | - | (6,684) | - | (6,684) |
| Issuance of 81,900 shares of common stock for exercise of stock options | - | 824 | - | - | 824 |
| Tax benefit on exercise of stock options | - | 880 | - | - | 880 |
| Compensation expense under stock-based compensation plans | - | 865 | - | - | 865 |
| Balances - December 31, 2006 | 167 | 36,779 | 142,609 | (4,922) | 174,633 |
| Comprehensive income: | | | | | |
| Net income | - | - | 31,746 | - | 31,746 |
| Other comprehensive income (loss): | | | | | |
| Unrealized gains and losses on AFS investment securities, net of $6,359 tax effect | - | - | - | (9,853) | (9,853) |
| Reclassification adjustment for gains and losses included in income, net of $204 tax effect | - | - | - | (316) | (316) |
| Total comprehensive income | | | | | 21,577 |
| Cash dividends paid, $0.43 per share | - | - | (7,216) | - | (7,216) |
| Issuance of 71,700 shares of common stock for exercise of stock options | 1 | 545 | - | - | 546 |
| Tax benefit on exercise of stock options | - | 420 | - | - | 420 |
| Compensation expense under stock-based compensation plans | - | 869 | - | - | 869 |
| Balances - December 31, 2007 | $168 | $38,613 | $167,139 | $(15,091) | $190,829 |

See accompanying notes to the consolidated financial statements.

# Bank of the Ozarks, Inc.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | | (Dollars in thousands) | |
| Cash flows from operating activities: | | | |
| Net income | $ 31,746 | $ 31,693 | $ 31,489 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 3,286 | 3,024 | 2,770 |
| Amortization | 262 | 262 | 262 |
| Provision for loan and lease losses | 6,150 | 2,450 | 2,300 |
| Provision for losses on foreclosed assets | 122 | 75 | 32 |
| Net accretion of investment securities | (900) | (1,159) | (980) |
| Gains on sales of investment securities | (520) | (3,917) | (213) |
| Originations of mortgage loans for sale | (161,223) | (173,689) | (175,558) |
| Proceeds from sales of mortgage loans for sale | 163,296 | 170,485 | 176,439 |
| (Gains) losses on dispositions of premises and equipment and other assets | (487) | 89 | (567) |
| Deferred income tax (benefit) expense | (1,057) | (352) | 21 |
| Increase in cash surrender value of bank owned life insurance | (1,919) | (1,832) | (1,816) |
| Tax benefits on exercise of stock options | (420) | (880) | (1,864) |
| Compensation expense under stock-based compensation plans | 869 | 865 | 614 |
| Changes in assets and liabilities: | | | |
| Accrued interest receivable | (36) | (3,583) | (5,241) |
| Other assets, net | 88 | (3,013) | (551) |
| Accrued interest payable and other liabilities | 3,413 | 2,098 | 4,917 |
| Net cash provided by operating activities | 42,670 | 22,616 | 32,054 |
| Cash flows from investing activities: | | | |
| Proceeds from sales of investment securities AFS | 56,240 | 157,954 | 9,013 |
| Proceeds from maturities of investment securities AFS | 40,383 | 51,469 | 124,721 |
| Purchases of investment securities AFS | (70,153) | (256,389) | (273,449) |
| Net increase in loans and leases | (206,969) | (306,556) | (242,721) |
| Purchases of premises and equipment | (18,848) | (31,017) | (26,966) |
| Proceeds from disposition of premises and equipment and other assets | 6,949 | 1,561 | 5,553 |
| Assets acquired for lease under operating leases | - | - | (141) |
| Cash received from (paid for) interests in unconsolidated investments | 1,839 | (1,704) | (674) |
| Net cash used by investing activities | (190,559) | (384,682) | (404,664) |
| Cash flows from financing activities: | | | |
| Net increase in deposits | 11,969 | 453,450 | 211,713 |
| Net proceeds from (repayments of) other borrowings | 141,872 | (110,205) | 160,800 |
| Net increase in repurchase agreements with customers | 5,085 | 5,330 | 2,448 |
| Proceeds from issuance of subordinated debentures | - | 20,619 | - |
| Proceeds from exercise of stock options | 546 | 824 | 974 |
| Tax benefits on exercise of stock options | 420 | 880 | 1,864 |
| Cash dividends paid | (7,216) | (6,684) | (6,151) |
| Net cash provided by financing activities | 152,676 | 364,214 | 371,648 |
| Net increase (decrease) in cash and cash equivalents | 4,787 | 2,148 | (962) |
| Cash and cash equivalents - beginning of year | 42,734 | 40,586 | 41,548 |
| Cash and cash equivalents - end of year | $ 47,521 | $ 42,734 | $ 40,586 |

See accompanying notes to the consolidated financial statements.

## Bank of the Ozarks, Inc.
## Notes to Consolidated Financial Statements
## December 31, 2007, 2006 and 2005

## 1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the "Bank"), four 100%-owned finance subsidiary business trusts - Ozark Capital Statutory Trust II ("Ozark II"), Ozark Capital Statutory Trust III ("Ozark III"), Ozark Capital Statutory Trust IV ("Ozark IV") and Ozark Capital Statutory Trust V ("Ozark V") (collectively, the "Trusts") and, indirectly through the Bank, a subsidiary engaged in the development of real estate. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Little Rock, Arkansas and Charlotte, North Carolina.

Basis of presentation, use of estimates and principles of consolidation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The consolidated financial statements include the accounts of the Company, the Bank and the real estate investment subsidiary. Significant intercompany transactions and amounts have been eliminated.

Subsidiaries in which the Company has majority voting interest (principally defined as owning a voting or economic interest greater than 50%) or where the Company exercises control over the operating and financial policies of the subsidiary through an operating agreement or other means are consolidated. Investments in companies in which the Company has significant influence over voting and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and investments in limited partnerships and limited liability companies where the Company does not exercise control over the operating and financial policies are generally accounted for by the equity method of accounting. Investments in limited partnerships and limited liability companies in which the Company's interest is so minor such that it has virtually no influence over operating and financial policies are generally accounted for by the cost method of accounting.

The Company, through investments in certain limited partnerships and limited liability companies, has invested in (i) a venture capital fund to promote economic development in Arkansas and surrounding states and (ii) low-income housing and new market tax credit projects to promote economic development and to contribute to the enhancement of the communities it serves. Investments primarily consist of real estate projects and providing working capital. The carrying value of these investments was $6.5 million and $6.6 million, respectively, at December 31, 2007 and 2006. As a limited partner or member in these investments, the Company is allocated tax credits and deductions associated with the underlying projects. During 2007, 2006 and 2005 the Company's aggregate federal and state income tax liability was reduced by $440,000, $330,000 and $235,000, respectively, as a result of the allocation of such credits and deductions. The Company evaluates the carrying value of these investments for impairment, which is generally based on total credits and deductions allocated to date and total estimated credits and deductions remaining to be allocated. As a result of such evaluation, the Company recorded impairment charges of $203,000, $223,000 and $191,000, respectively, during 2007, 2006 and 2005.

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised) ("FIN 46R"), "Consolidation of Variable Interest Entities," provides guidance on when the assets, liabilities and activities of a variable interest entity ("VIE") should be included in the Company's consolidated financial statements. The provisions of FIN 46R require a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE's activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents - For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities - Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2007 and 2006, the Company has classified all of its investment securities as available for sale ("AFS").

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders' equity and included in other comprehensive income (loss). Fair values are obtained from an independent pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or other pricing methodologies. The Company also owns stock in the Federal Home Loan Bank of Dallas ("FHLB") and the Arkansas Bankers' Bancorporation, Inc. ("ABB"). These securities do not have readily determinable fair values and are carried at cost.

Declines in the fair value of investment securities below their cost are reviewed by the Company for other-than-temporary impairment. Factors considered during such review include the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the investment security for a period sufficient to allow for any anticipated recovery in fair value.

Interest and dividends on investment securities, including the amortization of premiums and accretion of discounts through maturity, or in the case of mortgage-backed securities, over the estimated life of the security are included in interest income. Realized gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income. Purchases and sales of investment securities are recognized on a trade-date basis.

Loans and leases - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized as an adjustment to yield on the related loan.

Leases are classified as either direct financing leases or operating leases, based on the terms of the agreement. Direct financing leases are reported as the sum of (i) total future lease payments to be received, net of unearned income, and (ii) estimated residual value of the leased property. Operating leases are recorded at the cost of the leased property, net of accumulated depreciation. Income on direct financing leases is included in interest income and is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment. Income on operating leases is recognized as non-interest income on a straight-line basis over the lease term.

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are generally recognized when collected.

Mortgage loans held for sale are included in the Company's loans and leases and totaled $5.4 million and $6.7 million, respectively, at December 31, 2007 and 2006. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment ("IRLC"), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment ("FSC") for the sale of its mortgage loans originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, the fair values of derivative assets and liabilities for the Company's IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. At December 31, 2007 and 2006, the Company had recorded IRLC and FSC derivative assets of $80,000 and $68,000, respectively, and had recorded corresponding derivative liabilities of $80,000 and $68,000, respectively. The notional amounts of loan commitments under the IRLC were $8.4 million and $8.2 million, respectively, at December 31, 2007 and 2006.

Allowance for loan and lease losses ("ALLL") - The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases deemed to be uncollectible are charged against the ALLL when management believes that collectibility of all or some portion of outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

The ALLL is maintained at a level management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible. Provision to and the adequacy of the ALLL are determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 5, "Accounting for Contingencies," and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers' or lessees' ability to pay, the value of collateral securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. Except for the ALLL calculated under SFAS No. 114 for impaired loans and leases, no portion of the Company's ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company's policy generally is to place a loan or lease on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans or leases are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans and leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Substantially all nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company's impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company's current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The accrual of interest on impaired loans and leases is discontinued when, in management's opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are generally 45 years for buildings and 3 to 25 years for furniture, fixtures, equipment and certain building improvements. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets held for sale - Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of repossessions, foreclosed assets, and other real estate are recorded in non-interest income, and expenses to maintain the properties are included in non-interest expense.

Income taxes - The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files consolidated tax returns. The Bank provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable.

Bank owned life insurance ("BOLI") - BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The earnings on BOLI policies is used to offset a portion of employee benefit costs. BOLI is carried at the policies' cash surrender values with changes in cash surrender values reported in non-interest income.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2007 and 2006. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2007. This test indicated no impairment of the Company's goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2007 and 2006, less accumulated amortization of $46,000 and $33,000 at December 31, 2007 and 2006, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2007 and 2006, less accumulated amortization of $1.9 million and $1.6 million at December 31, 2007 and 2006, respectively.

The aggregate amount of amortization expense for the Company's core deposit and bank charter intangibles is expected to be $214,000 in 2008; $110,000 per year in years 2009 - 2010; $56,000 in 2011; and $12,000 in 2012.

Earnings per share - Basic earnings per share is computed by dividing reported earnings available to common stockholders by the weighted-average number of shares outstanding. Diluted earnings per share is computed by dividing reported earnings available to common stockholders by the weighted-average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 11. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) ("SFAS No. 123R") "Share-Based Payment," to account for these stock option plans. SFAS No. 123R eliminated the alternative to use the intrinsic value method of accounting for stock-based compensation that was provided for under the provisions of Accounting Principles Board Opinion No. 25. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award.

As allowed by SFAS No. 123R, the Company is using the modified prospective application. Accordingly, the provisions of SFAS No. 123R apply to all new awards granted subsequent to December 31, 2005 and to all awards outstanding on January 1, 2006 for which the requisite service had not been rendered. Since the Company had previously adopted the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, in accounting for its stock options, the adoption of SFAS No. 123R did not have a material impact on the Company's financial position, results of operations or liquidity.

For the years ended December 31, 2007 and 2006, the Company recognized $869,000 and $865,000, respectively, of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. For the year ended December 31, 2005, the Company recognized $614,000 of non-interest expense as a result of applying the provisions of SFAS No. 123, as amended by SFAS No. 148, to its stock option plans. The effect on net income and earnings per share if the Company had applied the fair value provisions of accounting for all of its stock-based employee compensation prior to the adoption of SFAS No. 123R and SFAS No. 123, as amended, is provided in Note 11.

Segment disclosures - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - SFAS No. 131 has no impact on the Company's financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

Recent accounting pronouncements - In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 was issued to improve the relevance, comparability, and transparency of consolidated financial information relative to noncontrolling, or minority, interest. The provisions of SFAS No. 160 establish accounting and reporting standards that clearly identify and distinguish between the interests of the parent and the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within the fiscal years, beginning on or after December 15, 2008. Management has not yet determined the impact, if any, that adoption of SFAS No. 160 will have on the Company's financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS No. 141R"), "Business Combinations." SFAS No. 141R replaces SFAS No. 141 and was issued to improve the comparability of the information that a reporting entity provides in its financial reports about business combinations. The provisions of SFAS No. 141R apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management has not yet determined the impact, if any, that adoption of SFAS No. 141R will have on the Company's financial position, results of operations or liquidity in the event an acquisition is made by the Company on or after its effective date.

In December 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 110. SAB No. 110 amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payments," as amended, and expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R. In particular, SAB No. 110 states that the SEC staff will continue to accept the use of a "simplified" method beyond December 31, 2007 in situations where a company does not have sufficient data to provide a reasonable basis upon which to estimate share option expected term. Management expects to continue to use a "simplified" method, as allowed by SAB No. 110, in developing an estimate of expected term of its options to purchase shares of the Company's common stock until such time as sufficient historical data is available to appropriately measure such expected share option term.

In November 2007, the SEC issued SAB No. 109, which amends and replaces Section DD of Topic 5, "Miscellaneous Accounting." SAB No. 109 expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings in accordance with SAB No. 105 and SFAS No. 133, as amended. SAB No. 109 requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of such written loan commitments. The provisions of SAB No. 109 are effective on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Management has determined the adoption of SAB No. 109 will not have a material impact on the Company's financial position, results of operations or liquidity.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value with the objective of improving financial reporting. The provisions of SFAS No. 159 provide entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management does not expect SFAS No. 159 will have a material impact on the Company's financial position, results of operations or liquidity.

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements, with the intent of increasing consistency and comparability in fair value measures and providing financial users with better information about the extent to which fair value is used and their effect on earnings for the periods reported. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. Management has not yet determined the impact, if any, that adoption of SFAS No. 157 will have on the Company's financial position, results of operations or liquidity.

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-5 ("EITF 06-5"), "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." The provisions of EITF 06-5 require that a policyholder of a BOLI contract should (i) consider separately any additional amounts or limitations included in the contractual terms of the policy other than the cash surrender value in determining the amount that could be realized under the contract in accordance with Technical Bulletin No. 85-4, (ii) determine the amount that could be realized under multiple contracts assuming surrender of each contract individually for situations where surrender of all contracts provides the policyholder an amount greater than does surrender of each contract individually, and (iii) not discount the cash surrender value component to be realized under the contract when contractual restrictions or the ability to surrender a policy exist, as long as the policyholder continues to participate in changes in the cash surrender value. EITF 06-5 was effective for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company's financial position, results of operations or liquidity.

In June 2006 the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48, as amended, clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were effective for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company's financial position, results of operations or liquidity.

<u>Reclassifications</u> - Certain reclassifications of 2006 and 2005 amounts have been made to conform with the 2007 financial statements presentation. These reclassifications had no impact on prior years' net income, as previously reported.

## 2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| **December 31, 2007:** | | | | |
| Mortgage-backed securities | $370,061 | $ - | $(25,715) | $344,346 |
| Obligations of states and political subdivisions | 163,339 | 3,695 | (567) | 166,467 |
| Securities of U.S. Government agencies | 51,982 | 67 | (2,311) | 49,738 |
| FHLB and ABB stock | 16,753 | - | - | 16,753 |
| Other securities | 1,044 | - | - | 1,044 |
| Total investment securities AFS | $603,179 | $3,762 | $(28,593) | $578,348 |
| **December 31, 2006:** | | | | |
| Mortgage-backed securities | $406,611 | $1,014 | $ (9,661) | $397,964 |
| Obligations of states and political subdivisions | 133,255 | 2,416 | (522) | 135,149 |
| Securities of U.S. Government agencies | 75,875 | - | (1,345) | 74,530 |
| FHLB and ABB stock | 11,489 | - | - | 11,489 |
| Other securities | 1,000 | - | - | 1,000 |
| Total investment securities AFS | $628,230 | $3,430 | $(11,528) | $620,132 |

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses |
| | | | (Dollars in thousands) | | | |
| **December 31, 2007:** | | | | | | |
| Mortgage-backed securities | $167,457 | $10,418 | $176,830 | $15,297 | $344,287 | $25,715 |
| Obligations of states and political subdivisions | 16,676 | 308 | 15,497 | 259 | 32,173 | 567 |
| Securities of U.S. Government agencies | 3,972 | 4 | 7,646 | 2,307 | 11,618 | 2,311 |
| Total temporarily impaired securities | $188,105 | $10,730 | $199,973 | $17,863 | $388,078 | $28,593 |
| **December 31, 2006:** | | | | | | |
| Mortgage-backed securities | $161,430 | $ 2,131 | $180,914 | $ 7,530 | $342,344 | $ 9,661 |
| Obligations of states and political subdivisions | 18,022 | 176 | 14,387 | 346 | 32,409 | 522 |
| Securities of U.S. Government agencies | 9,739 | 80 | 64,791 | 1,265 | 74,530 | 1,345 |
| Total temporarily impaired securities | $189,191 | $ 2,387 | $260,092 | $ 9,141 | $449,283 | $11,528 |

In evaluating the Company's unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2007 and 2006, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2007 is as follows:

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| | (Dollars in thousands) | |
| Due in one year or less | $ 44,026 | $ 41,646 |
| Due after one year to five years | 186,234 | 177,134 |
| Due after five years to ten years | 238,045 | 222,217 |
| Due after ten years | 134,874 | 137,351 |
| Total | $603,179 | $578,348 |

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except FHLB and ABB stock with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2007. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company's investment securities AFS are summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Sales proceeds | $56,240 | $157,954 | $9,013 |
| Gross realized gains | $ 530 | $ 3,924 | $ 213 |
| Gross realized losses | (10) | (7) | - |
| Net gains on sales | $ 520 | $ 3,917 | $ 213 |

Investment securities with carrying values of $502.8 million and $566.5 million at December 31, 2007 and 2006, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

## 3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Real estate: | | |
| Residential 1-4 family | $ 279,375 | $ 281,400 |
| Non-farm/non-residential | 445,303 | 433,998 |
| Construction/land development | 684,775 | 514,899 |
| Agricultural | 91,810 | 88,021 |
| Multifamily residential | 31,414 | 50,202 |
| Commercial and industrial | 173,128 | 148,853 |
| Consumer | 87,867 | 86,048 |
| Direct financing leases | 53,446 | 49,705 |
| Agricultural (non-real estate) | 22,439 | 22,298 |
| Other | 1,578 | 1,965 |
| Total loans and leases | $1,871,135 | $1,677,389 |

The Company's direct financing leases include estimated residual values of $1.8 million at December 31, 2007 and $2.3 million at December 31, 2006, and are presented net of unearned income totaling $8.2 million and $8.3 million at December 31, 2007 and 2006, respectively. The above table includes deferred costs, net of deferred fees, that totaled $1.8 million and $1.4 million at December 31, 2007 and 2006, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $6.6 million and $5.7 million at December 31, 2007 and 2006, respectively. Interest income recorded during 2007, 2006 and 2005 for non-accrual loans and leases at December 31, 2007, 2006 and 2005 was $300,000, $264,000 and $126,000, respectively. Under the original terms, these loans and leases would have reported $574,000, $486,000 and $233,000 of interest income during 2007, 2006 and 2005, respectively.

## 4. Allowance for Loan and Lease Losses ("ALLL")

The following is a summary of activity within the ALLL:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Balance - beginning of year | $17,699 | $17,007 | $16,133 |
| Loans and leases charged off | (4,644) | (2,065) | (1,784) |
| Recoveries of loans and leases previously charged off | 352 | 307 | 358 |
| Net loans and leases charged off | (4,292) | (1,758) | (1,426) |
| Provision charged to operating expense | 6,150 | 2,450 | 2,300 |
| Balance - end of year | $19,557 | $17,699 | $17,007 |

Impairment of loans and leases having carrying values of $6.8 million ($6.6 million of which were on non-accrual basis) at December 31, 2007 and $5.7 million (all of which were on a non-accrual basis) at December 31, 2006 has been recognized in conformity with SFAS No. 114. Impaired loans and leases had an allowance allocated which totaled $1.1 million and $0.9 million at December 31, 2007 and 2006, respectively. The average carrying value of these impaired loans and leases was $4.8 million, $3.9 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Real estate and other collateral securing loans having a carrying value of $8.3 million and $1.5 million were transferred to foreclosed assets held for sale in 2007 and 2006, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

## 5. Premises and Equipment

The following is a summary of premises and equipment:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Land | $ 55,722 | $ 53,837 |
| Construction in process | 6,124 | 2,432 |
| Buildings and improvements | 62,376 | 53,371 |
| Leasehold improvements | 5,786 | 5,904 |
| Equipment | 18,963 | 17,114 |
| | 148,971 | 132,658 |
| Accumulated depreciation | (18,923) | (15,979) |
| Premises and equipment, net | $130,048 | $116,679 |

The Company capitalized $1.3 million, $1.0 million and $0.4 million of interest on construction projects during the years ended December 31, 2007, 2006 and 2005, respectively. Included in occupancy expense is rent of $657,000, $696,000 and $691,000 incurred under noncancelable operating leases in 2007, 2006 and 2005, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2007 are as follows: $534,000 in 2008, $389,000 in 2009, $307,000 in 2010, $220,000 in 2011, $220,000 in 2012 and $2,250,000 thereafter. Rental income recognized during 2007, 2006 and 2005 for leases of buildings and premises and for equipment leased under operating leases was $517,000, $638,000 and $624,000, respectively.

## 6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $906.7 million and $877.9 million at December 31, 2007 and 2006, respectively.

The following is a summary of the scheduled maturities of all time deposits:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Up to one year | $1,284,475 | $1,324,361 |
| Over one to two years | 89,860 | 28,262 |
| Over two to three years | 1,694 | 3,830 |
| Over three to four years | 651 | 645 |
| Over four to five years | 1,015 | 693 |
| Thereafter | 59 | 33 |
| Total time deposits | $1,377,754 | $1,357,824 |

## 7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank ("FRB") borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Average annual balance | $ 74,192 | $221,300 |
| December 31 balance | 15,461 | 133,427 |
| Maximum month-end balance during year | 122,427 | 280,784 |
| Interest rate: | | |
| Weighted-average - year | 5.06% | 4.99% |
| Weighted-average - December 31 | 3.58 | 5.23 |

At December 31, 2007 and 2006, the Company had FHLB advances with original maturities exceeding one year of $321.1 million and $61.2 million, respectively. These advances bear interest at rates ranging from 3.16% to 6.43% at December 31, 2007, with a weighted-average rate of 4.34%, and are collateralized by a blanket lien on a substantial portion of the Company's real estate loans. At December 31, 2007, the Bank had $236.3 million of unused FHLB borrowing availability.

FHLB advances of $60 million maturing in 2010 at a weighted-average rate of 6.27% and FHLB advances of $105 million maturing in 2017 at a weighted-average rate of 3.93% are callable on a quarterly basis. FHLB advances of $110 million maturing in 2017 at a weighted-average rate of 3.81% are callable quarterly beginning in the first quarter of 2008. FHLB advances of $25 million maturing in 2017 at a weighted-average rate of 3.94% are callable quarterly beginning in the second quarter of 2008. FHLB advances of $20 million maturing in 2017 at a weighted-average rate of 4.10% are callable quarterly beginning in the third quarter of 2008.

At December 31, 2007, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

| Maturity | Amount | Weighted-Average Rate |
|---|---|---|
| | (Dollars in thousands) | |
| 2008 | $ 229 | 6.10% |
| 2009 | 33 | 4.81 |
| 2010 | 60,034 | 6.27 |
| 2011 | 31 | 4.80 |
| 2012 | 21 | 4.64 |
| Thereafter | 260,724 | 3.90 |
| | $321,072 | 4.34 |

## 8. Subordinated Debentures

At December 31, 2007 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts:

| Description | Subordinated Debentures Owed to Trusts | Trust Preferred Securities of the Trusts | Interest Rate at December 31, 2007 | Final Maturity Date |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Ozark III | $14,434 | $14,000 | 8.19% | September 25, 2033 |
| Ozark II | 14,433 | 14,000 | 7.73 | September 29, 2033 |
| Ozark IV | 15,464 | 15,000 | 7.24 | September 28, 2034 |
| Ozark V | 20,619 | 20,000 | 6.59 | December 15, 2036 |
| | $64,950 | $63,000 | | |

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, "2003 Securities"). The 2003 Securities bear interest, adjustable quarterly, at 90-day London Interbank Offered Rate ("LIBOR") plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively,"2003 Debentures").

On September 28, 2004, Ozark IV sold to investors in a private placement offering $15 million of adjustable rate trust preferred securities ("2004 Securities"). The 2004 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22%. The $15 million proceeds from the 2004 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22% ("2004 Debentures").

On September 29, 2006 Ozark V sold to investors in a private placement offering $20 million of adjustable rate trust preferred securities ("2006 Securities"). The Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60%. The $20 million proceeds from the 2006 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60% ("2006 Debentures").

In addition to the issuance of these adjustable rate securities, Ozark II and Ozark III collectively sold $0.9 million, Ozark IV sold $0.4 million and Ozark V sold $0.6 million of trust common equity to the Company. The proceeds from the sales of the trust common equity were used, respectively, to purchase $0.9 million of 2003 Debentures, $0.4 million of 2004 Debentures and $0.6 million of 2006 Debentures issued by the Company.

At both December 31, 2007 and 2006, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. The sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities, the 2006 Securities and the aggregate trust common equity of $1.9 million. At both December 31, 2007 and 2006, the Trusts did not have any restricted net assets. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances.

These securities mature at or near the thirtieth anniversary date of each issuance. However, these securities and debentures may be prepaid at par, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures, on or after September 28, 2009 for the 2004 Securities and 2004 Debentures, and on or after December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

## 9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Current: | | | |
| Federal | $13,332 | $12,100 | $11,574 |
| State | 2,170 | 1,670 | 2,364 |
| Total current | 15,502 | 13,770 | 13,938 |
| Deferred: | | | |
| Federal | (938) | (412) | 24 |
| State | (119) | 60 | (3) |
| Total deferred | (1,057) | (352) | 21 |
| Provision for income taxes | $14,445 | $13,418 | $13,959 |

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Statutory federal income tax rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in taxes resulting from: | | | |
| State income taxes, net of federal benefit | 2.9 | 2.5 | 3.4 |
| Effect of non-taxable interest income | (4.2) | (5.6) | (5.8) |
| Effect of BOLI and other non-taxable income | (1.6) | (1.6) | (1.5) |
| Other, net | (0.8) | (0.6) | (0.4) |
| Effective income tax rate | 31.3% | 29.7% | 30.7% |

Income tax benefits from the exercise of stock options in the amount of $0.4 million, $0.9 million and $1.9 million in 2007, 2006 and 2005, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2007 and 2006, income taxes refundable of $0.7 million and $1.9 million, respectively, were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Allowance for loan and lease losses | $ 7,671 | $ 6,942 |
| Stock-based compensation under the fair value method | 940 | 673 |
| Unrealized depreciation of investment securities AFS | 9,740 | 3,176 |
| Gross deferred tax assets | 18,351 | 10,791 |
| Deferred tax liabilities: | | |
| Accelerated depreciation on premises and equipment | 4,415 | 4,116 |
| Direct financing leases | 736 | 897 |
| FHLB stock dividends | 875 | 1,034 |
| Other, net | 655 | 590 |
| Gross deferred tax liabilities | 6,681 | 6,637 |
| Net deferred tax assets | $11,670 | $ 4,154 |

## 10. Employee Benefit Plans

The Company maintains a qualified retirement plan (the "401(k) Plan") with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "Code"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2007, 2006 and 2005 of $311,000, $483,000 and $419,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the "Plan"). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company's executive officers, was adopted by the Company's board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant's account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2007 and 2006 totaled $103,000 and $84,000, respectively. At December 31, 2007 and 2006, the Company had Plan assets, along with an equal amount of liabilities, totaling $1.4 million and $0.8 million, respectively, recorded on the accompanying consolidated balance sheet.

## 11. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options is determined when options are granted, all such employee options outstanding at December 31, 2007 were issued with a vesting period of three years and an expiration of seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders' meeting. Additionally, a non-employee director elected or appointed for the first time as a director on a date other than an annual meeting shall be granted an option to purchase 1,000 shares of common stock. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2007:

| | Options | Weighted-Average Exercise Price/Share | Weighted-Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding - January 1, 2007 | 489,550 | $23.43 | | |
| Granted | 122,600 | 30.97 | | |
| Exercised | (71,700) | 7.62 | | |
| Forfeited | (19,800) | 27.76 | | |
| Outstanding - December 31, 2007 | 520,650 | $27.22 | 4.9 | $1,761 (1) |
| Exercisable - December 31, 2007 | 222,200 | $19.76 | 3.8 | $1,761 (1) |

(1) Based on average trade value of $26.20 per share on December 29, 2007.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $1.6 million, $2.0 million and $4.8 million, respectively.

Options to purchase 122,600 shares, 111,800 shares and 128,200 shares, respectively, were granted during 2007, 2006 and 2005. The weighted-average fair value of options granted during 2007, 2006 and 2005 were $7.37, $9.10 and $10.62, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions shown below. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company's common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company's common stock. The expected life of the options is calculated based on the "simplified" method as provided for under SAB No. 110 as management continues to gather sufficient historical experience data to appropriately estimate the expected term of options to purchase shares of the Company's common stock outstanding.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Risk-free interest rate | 4.40% | 4.76% | 4.27% |
| Expected dividend yield | 1.54% | 1.23% | 1.16% |
| Expected stock volatility | 22.4% | 26.2% | 30.7% |
| Expected life (years) | 5.0 | 5.0 | 5.0 |

The total fair value of options to purchase shares of the Company's common stock that vested during the years ended 2007, 2006 and 2005 was $0.6 million, $0.6 million and $0.3 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.4 million at December 31, 2007 and is expected to be recognized over a weighted-average period of 2.1 years.

The following table illustrates the effects on net income and EPS for the years indicated had the Company applied the fair value provisions of accounting for its stock options granted prior to January 1, 2003:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands, except per share data) | | |
| Net income, as reported | $31,746 | $31,693 | $31,489 |
| Add: Total stock-based compensation expense, net of related tax effects included in reported net income | 528 | 526 | 373 |
| Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects | (528) | (526) | (393) |
| Pro forma net income | $31,746 | $31,693 | $31,469 |
| Earnings per share: | | | |
| Basic - as reported | $ 1.89 | $ 1.90 | $ 1.89 |
| Basic - pro forma | 1.89 | 1.90 | 1.89 |
| Diluted - as reported | $ 1.89 | $ 1.89 | $ 1.88 |
| Diluted - pro forma | 1.89 | 1.89 | 1.88 |

## 12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $412.7 million and $441.7 million at December 31, 2007 and 2006, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2007 and 2006 is $7.6 million and $10.0 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2007 and 2006 was $5.2 million and $7.4 million, respectively.

## 13. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The aggregate amount of loans to such related parties at December 31, 2007 and 2006 was $17.8 million and $39.8 million, respectively. New loans and advances on prior commitments made to such related parties were $3.3 million, $22.1 million and $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Repayments of loans made by such related parties were $25.3 million, $7.6 million and $9.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Also, during 2006 and 2005, advances totaling $0.8 million and $12.9 million, respectively, were added to the Company's related party loans as a result of changes in the composition of the Company's related parties.

## 14. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about component risk weightings and other factors.

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2007 the Company's and the Bank's Tier 1 and total capital ratios and their leverage ratios exceeded minimum requirements.

The actual and required capital amounts and ratios of the Company and the Bank at December 31, 2007 and 2006 were as follows:

| | Actual | | Required: For Capital Adequacy Purposes | | Required: To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars in thousands) | | | |
| **December 31, 2007:** | | | | | | |
| Total capital (to risk-weighted assets): | | | | | | |
| Company | $282,600 | 12.67% | $178,425 | 8.00% | $223,031 | 10.00% |
| Bank | 255,679 | 11.51 | 177,683 | 8.00 | 222,104 | 10.00 |
| Tier 1 capital (to risk-weighted assets): | | | | | | |
| Company | 263,043 | 11.79 | 89,212 | 4.00 | 133,819 | 6.00 |
| Bank | 236,122 | 10.63 | 88,841 | 4.00 | 133,262 | 6.00 |
| Tier 1 capital (to average assets): | | | | | | |
| Company | 263,043 | 9.80 | 80,500 | 3.00 | 134,166 | 5.00 |
| Bank | 236,122 | 8.82 | 80,280 | 3.00 | 133,800 | 5.00 |
| **December 31, 2006:** | | | | | | |
| Total capital (to risk-weighted assets): | | | | | | |
| Company | $254,114 | 12.76% | $159,326 | 8.00% | $199,159 | 10.00% |
| Bank | 214,515 | 10.83 | 158,453 | 8.00 | 198,066 | 10.00 |
| Tier 1 capital (to risk-weighted assets): | | | | | | |
| Company | 233,266 | 11.71 | 79,663 | 4.00 | 119,494 | 6.00 |
| Bank | 196,816 | 9.94 | 79,227 | 4.00 | 118,840 | 6.00 |
| Tier 1 capital (to average assets): | | | | | | |
| Company | 233,266 | 9.39 | 74,564 | 3.00 | 124,273 | 5.00 |
| Bank | 196,816 | 7.95 | 74,225 | 3.00 | 123,709 | 5.00 |

As of December 31, 2007 and 2006, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

As of December 31, 2007, the state bank commissioner's approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2007 and 2006, $38.1 million and $38.8 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank's capital and surplus or approximately $22.6 million and $19.7 million, respectively, at December 31, 2007 and 2006.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2007 and 2006, these required balances aggregated $3.3 million and $8.1 million, respectively.

## 15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For securities held for investment purposes, fair values are obtained from an independent pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or other pricing methodologies. Investments in FHLB and ABB stock do not have readily determinable fair values and are carried at costs.

Loans and leases - The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Deposit liabilities - The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently available for deposits of similar remaining maturities.

Repurchase Agreements - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures - The carrying values of these instruments approximate their fair values as the interest rates on these instruments adjust quarterly based on 90-day LIBOR.

Accrued interest - The carrying amounts of accrued interest receivable and payable approximate their fair values.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end.

The fair values of certain of these instruments were calculated by discounting expected cash flows, which contain numerous uncertainties and involve significant judgments by management. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

The following table presents the estimated fair values of the Company's financial instruments:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (Dollars in thousands) | | | |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 47,521 | $ 47,521 | $ 42,734 | $ 42,734 |
| Investment securities AFS | 578,348 | 578,348 | 620,132 | 620,132 |
| Loans and leases, net of ALLL | 1,851,578 | 1,841,815 | 1,659,690 | 1,637,170 |
| Accrued interest receivable | 17,420 | 17,420 | 17,384 | 17,384 |
| Derivative assets - IRLC and FSC | 80 | 80 | 68 | 68 |
| Financial liabilities: | | | | |
| Demand, NOW, savings and money market account deposits | $ 679,307 | $ 679,307 | $ 687,268 | $ 687,268 |
| Time deposits | 1,377,754 | 1,377,836 | 1,357,824 | 1,354,908 |
| Repurchase agreements with customers | 46,086 | 46,086 | 41,001 | 41,001 |
| Other borrowings | 336,533 | 321,514 | 194,661 | 197,564 |
| Subordinated debentures | 64,950 | 64,908 | 64,950 | 64,950 |
| Accrued interest payable | 6,684 | 6,684 | 5,182 | 5,182 |
| Derivative liabilities - IRLC and FSC | 80 | 80 | 68 | 68 |

## 16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Cash paid during the period for: | | | |
| Interest | $97,867 | $82,653 | $43,191 |
| Income taxes | 12,917 | 15,415 | 8,887 |
| Supplemental schedule of non-cash investing and financing activities: | | | |
| Transfer of loans to foreclosed assets held for sale | 8,345 | 1,504 | 4,664 |
| Loans advanced for sales of foreclosed assets | 1,487 | 168 | 265 |
| Net change in unrealized gains and losses on investment securities AFS | (16,733) | (3,863) | (1,305) |

## 17. Other Operating Expenses

The following is a summary of other operating expenses:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Postage and supplies | $ 1,620 | $ 1,910 | $ 1,620 |
| Telephone and data lines | 1,415 | 1,651 | 1,371 |
| Advertising and public relations | 1,057 | 1,545 | 1,325 |
| Professional and outside services | 1,077 | 1,129 | 886 |
| Software | 1,201 | 1,068 | 823 |
| Other | 5,123 | 4,551 | 4,324 |
| Total other operating expenses | $11,493 | $11,854 | $10,349 |

## 18. Earnings Per Share ("EPS")

The following table sets forth the computation of basic and diluted EPS:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Numerator: | (In thousands, except per share amounts) | | |
| Net income | $31,746 | $31,693 | $31,489 |
| Denominator: | | | |
| Denominator for basic EPS - weighted-average shares | 16,789 | 16,723 | 16,640 |
| Effect of dilutive securities - stock options | 45 | 80 | 126 |
| Denominator for diluted EPS - weighted-average shares and assumed conversions | 16,834 | 16,803 | 16,766 |
| Basic EPS | $ 1.89 | $ 1.90 | $ 1.89 |
| Diluted EPS | $ 1.89 | $ 1.89 | $ 1.88 |

Options to purchase 340,150 shares, 120,750 shares and 85,400 shares, respectively, of the Company's common stock at a weighted-average exercise price of $32.62 per share, $34.86 per share and $35.42 per share, respectively, were outstanding during 2007, 2006 and 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

## 19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

### Condensed Balance Sheets

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Assets | (Dollars in thousands) | |
| Cash | $ 20,081 | $ 31,677 |
| Investment in consolidated bank subsidiary | 225,816 | 196,941 |
| Investment in unconsolidated Trusts | 1,950 | 1,950 |
| Other investments, net | 2,143 | 4,348 |
| Loans | 2,438 | - |
| Land for future branch site | 1,855 | 1,852 |
| Excess cost over fair value of net assets acquired | 1,092 | 1,092 |
| Income taxes refundable | - | 1,411 |
| Other, net | 1,073 | 828 |
| Total assets | $256,448 | $240,099 |
| Liabilities and Stockholders' Equity | | |
| Accounts payable and other liabilities | $ 29 | $ 41 |
| Accrued interest payable | 453 | 475 |
| Income taxes payable | 187 | - |
| Subordinated debentures | 64,950 | 64,950 |
| Total liabilities | 65,619 | 65,466 |
| Stockholders' equity: | | |
| Common stock | 168 | 167 |
| Additional paid-in capital | 38,613 | 36,779 |
| Retained earnings | 167,139 | 142,609 |
| Accumulated other comprehensive income (loss) | (15,091) | (4,922) |
| Total stockholders' equity | 190,829 | 174,633 |
| Total liabilities and stockholders' equity | $256,448 | $240,099 |

## Condensed Statements of Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Income: | | | |
| Dividends from Bank | $12,600 | $ 8,300 | $ 6,100 |
| Dividends from Trusts | 152 | 116 | 81 |
| Interest | 94 | - | - |
| Other | 180 | 374 | 220 |
| Total income | 13,026 | 8,790 | 6,401 |
| Expenses: | | | |
| Interest | 5,066 | 3,867 | 2,693 |
| Other operating expenses | 2,072 | 2,108 | 1,911 |
| Total expenses | 7,138 | 5,975 | 4,604 |
| Income before income tax benefit and equity in undistributed earnings of Bank | 5,888 | 2,815 | 1,797 |
| Income tax benefit | 2,814 | 2,296 | 1,840 |
| Equity in undistributed earnings of Bank | 23,044 | 26,582 | 27,852 |
| Net income | $31,746 | $31,693 | $31,489 |

## Condensed Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | |
| Cash flows from operating activities: | | | |
| Net income | $31,746 | $31,693 | $31,489 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed earnings of Bank | (23,044) | (26,582) | (27,852) |
| Deferred income tax benefit | (341) | (353) | (245) |
| Compensation expense under stock-based compensation plans | 869 | 865 | 614 |
| Tax benefits on exercise of stock options | (420) | (880) | (1,864) |
| Changes in other assets and other liabilities | 2,013 | (2,522) | 3,586 |
| Net cash provided by operating activities | 10,823 | 2,221 | 5,728 |
| Cash flows from investing activities: | | | |
| Net increase in loans | (2,438) | - | - |
| Purchase of premises and equipment | - | - | (1,853) |
| Proceeds from sales of other investments | 2,269 | - | - |
| Purchase of other investments | - | (1,000) | - |
| Cash paid for interest in unconsolidated Trusts | - | (619) | - |
| Equity contributed to Bank | (16,000) | (10,000) | - |
| Net cash used by investing activities | (16,169) | (11,619) | (1,853) |
| Cash flows from financing activities: | | | |
| Proceeds from exercise of stock options | 546 | 824 | 974 |
| Proceeds from issuance of subordinated debentures | - | 20,619 | - |
| Tax benefits on exercise of stock options | 420 | 880 | 1,864 |
| Cash dividends paid | (7,216) | (6,684) | (6,151) |
| Net cash (used) provided by financing activities | (6,250) | 15,639 | (3,313) |
| Net (decrease) increase in cash | (11,596) | 6,241 | 562 |
| Cash - beginning of year | 31,677 | 25,436 | 24,874 |
| Cash - end of year | $20,081 | $31,677 | $25,436 |



# BANK of the OZARKS®, Inc.

## *Board of Directors*

Our Board of Directors' outstanding leadership and vision has moved the Company forward and created a solid foundation for strong future growth and profitability.

*Back row, left to right:*

***John Mills***
*Chairman and Chief Executive Officer - Affiliated Foods Southwest, Inc., Little Rock, Arkansas*

***James Matthews***
*Executive Vice President - General Properties, Inc., North Little Rock, Arkansas*

***Jean Arehart***
*Retired Banker, Newport, Arkansas*

***Henry Mariani***
*Owner, Chairman and Chief Executive Officer - NLC Products, Inc., Little Rock, Arkansas*

***Ian Arnof***
*Retired Chief Executive Officer - First Commerce Corporation, New Orleans, Louisiana*

***Robert Trevino***
*Commissioner of Arkansas Rehabilitation Services, Little Rock, Arkansas*

***Robert East***
*Chairman and Chief Executive Officer - East-Harding, Inc., Little Rock, Arkansas*

***Kennith Smith***
*Retired Lumber Company President, Ozark, Arkansas*

***R.L. Qualls***
*Retired President and Chief Executive Officer - Baldor Electric Company, Fort Smith, Arkansas*

*Front row, left to right:*

***Steven Arnold***
*Senior Pastor - St. Mark Baptist Church, Little Rock, Arkansas*

***Richard Cisne***
*Founding Partner - Hudson, Cisne & Co., LLP, Little Rock, Arkansas*

***George Gleason***
*Chairman and Chief Executive Officer - Bank of the Ozarks, Inc., Little Rock, Arkansas*

***Mark Ross***
*Vice Chairman, President and Chief Operating Officer - Bank of the Ozarks, Inc., Little Rock, Arkansas*

***Linda Gleason***
*Retired Banker, Little Rock, Arkansas*



BANK of the OZARKS, Inc.

Little Rock, Arkansas
(501) 978-2265, Fax (501) 978-2224
NASDAQ: OZRK
www.bankozarks.com

*For additional information or a copy of the Company's Form 10-K filed with the Securities and Exchange Commission contact:*

Investor Relations, Bank of the Ozarks, Inc.
P.O. Box 8811, Little Rock, AR 72231-8811

*Independent Auditors:*

Crowe Chizek and Company LLC, Certified Public Accountants
105 Continental Place, Suite 200, Brentwood, Tennessee 37027

*Transfer Agent:*

Bank of the Ozarks Trust Division
P.O. Box 8811, Little Rock, AR 72231-8811